03032414

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME J. Sainsbury plc

*CURRENT ADDRESS 33 Holborn
London EC1N 2HT

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

FILE NO. 82- 913 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS
DAT : 9/26/03

03 SEP 17 AM 7:21



J Sainsbury plc

Annual Review and Summary Financial Statement 2001

Contents

This Annual Review and Summary Financial Statement 2001 does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company and the Group. For further information the separate publication, entitled J Sainsbury plc Annual Report and Financial Statements 2001 containing the operating and financial review, the report of the Directors, the statement of corporate governance, the report of the Remuneration Committee, the financial statements and the Auditors' report on those financial statements, which is unqualified, should be consulted. Copies may be obtained through our website www.j-sainsbury.co.uk or by calling Freephone 0800 387504.

Shareholders wishing to receive the Annual Report and Financial Statements as well as the Annual Review and Summary Financial Statement in future years should write to the Company Secretary's Office, J Sainsbury plc, Stamford House, Stamford Street, London SE1 9LL.

Our business

J Sainsbury plc is a leading UK and US food retailer with interests in financial services and property. The Group comprises Sainsbury's Supermarkets and Sainsbury's Bank in the UK and Shaw's Supermarkets and Star Market in the US. Group turnover[1] in 2001 was £18.4 billion, underlying profit[2] before tax and e-commerce costs was £602 million and underlying earnings per share[2] was 19.2 pence. The Group employed 169,900 people at the end of the year.

The Group's objective is to meet its customers' needs effectively and thereby provide shareholders with good, sustainable financial returns. It aims to ensure all employees have opportunities to develop their abilities and are well rewarded for their contribution to the success of the business. Its policy is to work with all of its suppliers fairly recognising the mutual benefit of satisfying customers' needs. It also aims to fulfil its responsibilities to the communities and environments in which it operates.

1 Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Before amortisation of goodwill and exceptional items.

Financial highlights



14,312
15,496
16,378
17,414
18,441
97
98
99
00
01
Group sales[1]
£ million


651
728
755
607
602
97
98
99
00
01
Group underlying profit[2] before tax and e-commerce
£ million


728
809
772
803
956
97
98
99
00
01
Group capital expenditure
£ million


15,243
16,098
16,981
18,672
19,870
97
98
99
00
01
UK and US food retailing sales area
000 sq ft

		2001	2000	% change
Sales[1]	£ million	**18,441**	17,414	5.9
Underlying profit[2] before tax and e-commerce costs	£ million	**602**	607	(0.8)
Underlying profit[2] before tax	£ million	**549**	580	(5.3)
Underlying earnings per share[2]	pence	**19.2**	20.5	(6.3)
Dividend per share	pence	**14.32**	14.32	-

Total shareholder return (the increase in the value of a share including reinvested dividends) increased by 43 per cent over the year.


385p
283p
A M J J A S O N D J F M
2000
2001
J Sainsbury share price

1 Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Before amortisation of goodwill and exceptional items.

Chairman's statement



There has been an exceptional amount of activity within the Group this year which has, in turn, generated some very pleasing results. Our food retailing businesses in the UK and the US have both performed well and Group sales[1] rose overall by 5.9 per cent to £18.4 billion. We have achieved our stated aim of stabilising Group underlying profit[2] before tax and e-commerce costs, at £602 million.

We have invested considerable management time and Group resource into turning around the fortunes of our Sainsbury's food retailing business in the UK and are beginning to realise progress. Gratifyingly we have also stopped the year-on-year decline in profitability of this business and have achieved our goal of reversing the decline in customer numbers.

There is solid evidence that we are turning the corner. We are rebuilding Sainsbury's stores, systems, distribution, quality, service and improving morale; this will take us three years to complete. It is a medium-term build with a long-term payback rather than a short-term fix without depth or substance. After only one year the benefits can already be felt and morale has improved. The seeds of Sainsbury's recovery are already well sown.

We welcomed the findings of the Competition Commission Report late last year which indicated the high levels of consumer satisfaction with the industry. We co-operated with the Director General of Fair Trading in developing a regulated code of practice dealing with supplier relationships and have also developed our own voluntary code with our own suppliers. We have led the way in developing partnerships with farmers, producers and processors to help address the challenges faced by the agricultural sector in the UK and are determined to do what we can to develop opportunities in the future.

In the US, Shaw's has performed well with an uplift in sales of 5.1 per cent to $4.1 billion including the full year impact of our acquisition of Star Market in 1999. We acquired 19 Grand Union stores in March 2001, to strengthen our position in the New England market, bringing Shaw's total stores to 185.

"There is solid evidence that we are turning the corner."

We made a strategic decision to focus our efforts on our food retailing and related activities in the UK and US and have successfully sold Homebase, our DIY business in the UK, and our business in Egypt.

I would like to thank all employees for their immense efforts during the year and look forward to working with them in the year ahead; there is still a lot to be done to achieve our objectives of growing our presence in both the UK and the US.

During the year we have welcomed both Jamie Dundas and Lord Levene to our Board. At the Annual General Meeting we will be bidding farewell to Sir Clive Thompson. I thank him most sincerely for the sterling work he has contributed to the business during the six years he has been with us. Our Company Secretary Nigel Matthews will be retiring later this year. Nigel joined the Company in 1975 and has served us diligently. We wish him a long and happy retirement.

Sir George Bull
Chairman



"I am very encouraged by the progress to date and the determination of the team to deliver one of the UK's most extensive corporate recovery programmes."

After my first year as Group Chief Executive I am delighted to report that our efforts to put our food retailing business on the road to recovery are beginning to take effect. I am also very pleased to report strong growth from Shaw's, our US supermarket business in New England.

Group sales[1] grew by 5.9 per cent to £18.4 billion. I was particularly encouraged by the strong increase in underlying profits[2] before e-commerce in the second half of the year when they grew 16.0 per cent to £280 million. Group underlying profit[2] for the year, before tax and before e-commerce, was £602 million. We achieved our stated aim of stabilising this measure for the full year. After e-commerce costs of £53 million, underlying profit[2] before tax was £549 million.

Profit[3] from continuing operations increased by £27 million to £663 million. This reflected a significant profit recovery in the second half by Sainsbury's Supermarkets and continuing strong performances by Shaw's, Sainsbury's Bank and JS Developments. Profits from our discontinued businesses fell by £30 million to £22 million with Homebase and our business in Egypt both reporting weaker second half results. The Board has decided to recommend an unchanged total dividend of 14.32 pence per share.

During this year our priority has been to rebuild our UK food retailing business. To achieve this aim we have successfully sold our Homebase DIY chain in the UK and our business in Egypt. This enables us to focus the Group on food retailing and related activities in the UK and US. We will now devote our management and financial resources to profit recovery in Sainsbury's Supermarkets and to developing Shaw's, Sainsbury's Bank and our property interests.

Sainsbury's Supermarkets

Last May I explained to shareholders the condition in which I found the UK supermarkets' business when I joined in March. I highlighted in particular the lack of investment in its infrastructure which, in turn, made it difficult and costly to operate effectively and to compete with our main rivals in the food retailing sector. I also expressed my concern about the varied quality in both the ranges sold in our stores and the stores themselves. At a City presentation in October I outlined a three-year investment programme to restore the business.

Since then we have developed our mission to be the UK consumer's first choice for food, delivering products of outstanding quality and great service at a competitive cost through working 'faster, simpler and together'. One of our first actions was to launch in November 2000 our new *Taste the Difference* range. This is now our best selling brand with sales of the current 410 lines running at over £5 million per week. A further 60 products are in the process of being added this summer. We also launched *Blue Parrot Café* in March 2001 – a range of healthier food for children. So far 150 products are on shelf and a further 75 are under development. Sales are running well ahead of our forecasts.

An important objective for the year was to halt the decline in customer numbers. I am pleased to report that customer numbers are increasing steadily and have grown by 6.0 per cent in the second half.

We are also working to enhance our complementary non-food offer and launched the *Jeff & Co* range of clothes and accessories very recently. This range designed exclusively for Sainsbury's by fashion designer Jeff Banks, comprises high quality women's, men's, teenagers' and children's clothing at affordable prices. It is currently being rolled out in 19 of our larger stores and is being very well received.

The quality of our stores was too variable and we committed to upgrading the whole of the supermarket estate to the standard of the best by April 2004. Already we have extended 34 stores, adding 413,000 square feet of selling space, and refurbished a further 16. The results from recently extended and refurbished stores are encouraging and in most cases exceeded their targeted sales uplifts. We also opened 14 new supermarkets and 13 new Locals during the year. We have invested considerably during the year to improve service in our stores and to reduce queue lengths. I am glad to say that independent surveys show big improvements and we have recently launched a major service campaign.

Our mission for Sainsbury's Supermarkets


outstanding quality
great service
faster
simpler
together
competitive cost
Increasing shareholder returns

We are on-track with our major supply chain renewal programme in which we are aiming to create a world-class grocery distribution network. We have already secured sites for new depots and begun construction. Over the next three years we will be bringing these depots on stream.

Our IT systems were old, inefficient and costly. To achieve the step-change we require, within the critical time frame we need, in autumn 2000 we outsourced all of our IT requirements to Accenture, along with 800 Sainsbury's employees, to deliver the efficiencies needed to improve availability and reduce costs. Right across our UK business we have been pursuing efficiencies by modernising our infrastructure – IT systems, supply chain and stores – simplifying processes and introducing new ways of working; this will drive substantial cost efficiencies of £600 million per annum by the end of the programme.

Our e-commerce service, *Sainsbury's to you*, has made rapid progress this year after a late start into the home delivery market. We have now achieved over 50 per cent national coverage with customers shopping three times per month on average. Our hybrid picking model is based on two dedicated picking centres and in-store picking in 33 stores. We believe that this model best suits the current evolution of the on-line market.

Sainsbury's Bank continues to do well with turnover up by 13.2 per cent to £154 million and profit[3] up 333 per cent to £13 million. This success is the result of our Bank products being easily visible and available to Sainsbury's customers, their promotional strategy fitting well in-store and our low cost base enabling us to offer competitive rates. We are looking to increase the links between our Bank products and our Reward Card.

We have restructured our Property Division to maximise the value of our £4.5 billion UK supermarket estate. We completed the sale and leaseback of 10 properties for £226 million, releasing profits of £51 million in July 2000. We are also developing our portfolio beyond the immediate needs of supermarket shoppers by evolving mixed use schemes in joint ventures with developers. JS Developments had another successful year with profit[3] up to £25 million and eight major projects completed.

Shaw's

I am delighted with Shaw's progress this year. It is now the number two player in the important New England market with 185 stores. Sales exceeded $4 billion for the first time (making Shaw's the twelfth largest supermarket company in the US). Profits[3] rose 32.6 per cent to $171 million helped in part by the full year impact of the acquisition of Star Market in 1999. Like-for-like sales growth at 1.6 per cent reflected the impact of the store remodelling programme. In addition to Shaw's strong trading performance, cost synergies of $21 million resulted from the integration of Star Market. In March 2001 we strengthened Shaw's position in the New England market with the purchase of 19 Grand Union stores. I am also delighted to see the increased co-operation and sharing of best practice between Sainsbury's and Shaw's through concept development in-store and in many other ways.

We completed the sale of Homebase for £975 million in March 2001 and have retained a 17.8 per cent equity stake. We have also sold our business in Egypt.

It has been a year of considerable achievement and I look forward to reporting further progress during the year ahead.

Peter Davis

Sir Peter Davis
Group Chief Executive

1 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Profit before amortisation of goodwill and exceptional items.
3 Profit before profit sharing, amortisation of goodwill, exceptional items and e-commerce costs.

We aim to be the UK consumer's first choice for food shopping by reaffirming our lead in quality and offering outstanding value for money. Providing quality food is something at which we have always excelled and customers have responded positively to our renewed focus.



Sainsbury's First for food

Sainsbury's Supermarkets analysis	2001	2000
Sales[1]	**£13,894m**	£13,267m
Operating profit[2]	**£510m**	£538m
Number of stores	**453**	432
Sales area (000 sq ft)	**13,746**	13,055
Full-time employees	**42,300**	40,900
Part-time employees	**99,600**	97,600

1 Includes VAT.
2 Profit before profit sharing, amortisation of goodwill, exceptional items and e-commerce costs.



Jamie Oliver now features in our television advertising and is an ideal partner sharing our passion for quality food and ingredients.

Financial performance

Despite the decline in Sainsbury's Supermarkets' operating profit, down by £28 million, there was a significant turnaround in performance in the second half of the year. The second half profits were 21.0 per cent higher than the second half last year, reflecting a poor second half last year, an improved sales performance, particularly in the last quarter, and progress on business transformation projects leading to cost efficiencies which delivered £90 million during the year. The key financial target of stopping the year-on-year decline in profitability was therefore achieved.

Extraordinary quality at ordinary prices

Our customers are clear that quality is of paramount importance to them and we are committed to the continuous improvement and development of our products. As a mass market operator we are also resolute on remaining competitively priced. Throughout the year our press advertisements have highlighted the quality and value of our own-label products in our 'better quality same price' campaign.

Setting food standards

Our in-house technical team is dedicated to delivering superior product quality and innovation. This year we developed from scratch or improved the recipes of 2,750 own-label products and introduced a number of food safety initiatives. Our efforts frequently set standards across the industry.

Greater choice and innovation

In addition to a superior product offer, we believe quality also means better choice and constant innovation. In November 2000 we launched our *Taste the Difference* range, foods which have all been grown or produced with extra time, care and attention. The range has been enormously successful and is now our best selling brand; our Delicata mushroom and red onion pizza won a top industry quality award in October 2000 when we also significantly outperformed all other UK supermarkets by collecting four awards.

In March 2001 we launched our *Blue Parrot Café* range comprising 150 products developed specifically for children. The range addresses key nutritional concerns and provides comprehensive but clear labelling to allow parents to make an informed choice about the products they buy for their children.

Readers of the Mail on Sunday You Magazine named us 'Organic Supermarket of the Year' in November 2000 in recognition of our commitment as the only


Sainsbury's
Taste the Differen
Strangozzi
500 gram

Above: Quality and choice: Marketing Director **Sara Weller** and Trading Director **Stuart Mitchell** taste the difference with the biggest own-brand launch in UK supermarket history.

ght: Innovation: c Kyriakides, pany microbiologist, eloped a process h put raw and oiled eggs safely on the menu for consumers in 2001.



UK supermarket to have supported the organic industry continuously over the past 15 years.

Our *Be Good to Yourself* range, launched in May 1999, has continued to be one of our most popular ranges.

Supporting the regions

In June 2000 we created a dedicated team to source locally produced foods from throughout the UK and now offer around 2,300 products. This includes over 1,000 products from Northern Ireland and around 750 from Scotland. These two areas accounted for around £43 million in sales last year. By helping smaller suppliers to deliver quality specialist products to a wider market we have made significant contributions to local economies. Some products have been so successful that they are now on sale in stores outside their immediate vicinity.

Developing our non-food offer

While we concentrated on improving our food offer last year, we have also developed complementary non-food ranges particularly for our larger stores. Working with Jeff Banks we introduced a quality clothing collection called *Jeff & Co* in March 2001 and have doubled the number of stores selling the Adams children's clothing range. We also introduced a Home Shop featuring cookware and electrical products and, on behalf of our customers, lobbied hard to reduce the price of CDs in the UK.

Health and beauty and pharmacies are an important area for us. We have 67 pharmacies and we are seeking to add more in the coming year.

Reinvigorate

We have begun a major programme to bring all our stores up to the standard of our best over the next three years. But the programme goes beyond just investing in bricks and mortar. We are using the very latest thinking to create outstanding shopping environments and to deliver great service.






Fresh Fruit & Vegetables
broccoli & cauliflower
save
Galia Melon
£2.29
£1.4


Delicatessen

Customer response to changes we are making in store is very encouraging.

This page, clockwise from top left:

Martineau Way Central, Birmingham; Water Lane, Farnham; Bybrook, Kent (main and right); Water Lane, Farnham (left).




Sainsbury's

Heaton Park, Manchester

Sainsbury's Largest Stores (58)

Stores of 45,000 sq ft and above including significant additional non-food ranges, such as health and beauty, Home Shop (including cookshop and electrical) and our *Jeff & Co.* clothing range.



Richmond, Surrey

Sainsbury's Supermarkets (368)

Stores between 10,000-45,000 sq ft, offering our core proposition to meet most shopping occasions, offering additional non-food ranges where space allows.



Holborn, London

Sainsbury's Central (9)

Stores in city centre locations typically around 10,000 sq ft in area, for weekly, daily and top-up shopping, offering fresh food, grocery and food to go.



Wandsworth, London

Sainsbury's Local (18)

3,000 sq ft convenience stores for daily and top-up shopping as well as snacks and sandwich lunches. Sainsbury's is also trialling five Locals combined with Shell branded petrol stations.


Sainsbury's
to you

Angela Megson, Director of e-commerce and Business Development, has expanded our *Sainsbury's to you* home delivery service during the year. We have opened two dedicated fulfilment depots to serve London and Manchester and also offer the service via an additional 33 stores.



Below: Heaton Park, Manchester; Ellesmere Port, Liverpool; Cromwell Road, London.




Bakery & Patisserie



Over the past year we have opened 27 new stores, extended 34 and refurbished 16 stores adding 778,000 square feet of sales area to our network.

New stores 2000/2001

Supermarkets	**sales area (sq ft)**
Bexleyheath, Kent	20,000
Castle Vale, Birmingham	50,000
Hoddesdon, Hertfordshire	30,000
Maidstone, Kent	30,000
Richmond, Surrey	37,000
Stanmore, Middlesex	26,000
Wednesfield, W Midlands	40,000
Highland Village, Enfield, London	17,000
Pulborough, W Sussex	11,000
Centrals	
Cardiff, Wales	10,000
Holborn, London	10,000
Martineau Way, Birmingham	10,000
Mayfair, London	10,000
The Moor, Sheffield	15,000
Locals	
London:	
Balham Hill	2,500
Brixton Road	3,000
Euston Tower	3,000
Marble Arch	3,000
Streatham High Road	3,000
Wandsworth Road	3,000
Westbourne Grove	2,500
Other:	
Hayes, Kent	3,000
Shell petrol stations	
London:	
Forest Hill	2,500
Lewisham	2,500
Roehampton Lane	2,500
Other:	
Horley, Sussex	2,500
Thame, Berkshire	2,500

Extended stores (over 15,000 sq ft added)

	sales area (sq ft)
Amblecote, Birmingham	34,000
Bamber Bridge, Lancashire	49,000
Bridgend, Mid Glamorgan	46,000
Brookwood, Surrey	53,000
East Filton, Avon	51,000
East Mayne, Essex	53,000
Heaton Park, Manchester	49,000
Heyford Hill, Oxfordshire	51,000
Rugby, Warwickshire	52,000
Stanway, Essex	66,000
Straiton, Edinburgh	52,000

Refreshing our stores

A total of 50 stores were either extended or refurbished during the year and we will be picking up the pace this year working on over 100 more stores. We are identifying the best mix of products and initiatives for each individual store to reflect local customer needs. To achieve a more significant and faster improvement we have found that it is often less inconvenient to customers to close stores temporarily to undertake the work. To meet the growing demand for high-quality perishables we have increased space for chilled foods and improved produce displays. We are continuing to place greater emphasis on raising the levels of service; faster checkout service and improved product availability have also resulted from our greater emphasis on raising our levels of service.

Developing store formats

We are continuing to develop and roll out new store formats matching store environments to specific customer shopping missions and locations. Our larger supermarkets now include significant non-food ranges. Our Central and Local stores are proving very successful and in October 2000 we embarked on a trial with Shell to test the Local concept on five petrol forecourts.

E-commerce

We anticipate that up to 10 per cent of our business will be generated through new media channels in the next 10 years. We have actively exploited e-commerce opportunities to provide additional choices and services for new and existing customers.

We have expanded our *Sainsbury's to you* home delivery service. As part of our joint venture with the Carlton TV Network, we merged the existing Sainsbury's tasteforlife and Carlton's simplyfood.co.uk websites to create taste.co.uk in January 2001. Taste CFN, the UK's only dedicated food and drink channel, has been developed further and will offer home shopping via interactive TV by the end of the year. In February 2001 we also launched *Taste for wine* with Oddbins to deliver cases of wine direct to consumers via the Internet and mail order. Selected cases are also on sale in a number of Sainsbury's and Oddbins' stores.

Sainsbury's Bank

Sainsbury's Bank showed excellent profit progression from £3 million last year to £13 million. This included a one-off VAT credit of £3 million; after excluding this, the underlying profit increase was 233 per cent. We have developed and enhanced the product portfolio with the introduction of a low APR Visa card, direct saver account and single trip travel insurance, backed by strong customer service.

Customer lending income rose by 32 per cent and commission by 17 per cent as we enhanced our key competitive advantage, our in-store offer.

We have steadily increased promotional activity in our stores to align the Bank's products more closely to our supermarket offer and during the year added six more in-store banking centres. We now have over one million customers and of the five key areas in which we participate, Your Money Direct magazine voted us best in two, direct personal loans and home and contents insurance in 2000.

We are investing heavily in our distribution and IT systems to improve the quality of what we deliver and the effectiveness of our activity. Together with organisational changes and a thorough review of processes we are transforming our business and delivering significant cost savings.

Improving
our supply chain


STORE BY STORE:
dedicated store-friendly deliveries means more efficient handling on shop floor
PICK ON RECEIPT:
store orders picked on receipt giving a substantial timesaving from depot to customer
AUTOMATION:
fully automated storage and case picking means higher accuracy and reduced costs
Cans, bottles etc.
GROCERY
Heavy, bulky goods
GROCERY

Hams Hall
Our Hams Hall fulfilment factory in Birmingham (main above) will have the best stock turn of UK food retailers. State-of-the-art technology including sorters and conveyor systems will all be combined in a UK food retail environment for the first time. The major investment will result in a 690,000 square feet depot, about a mile in perimeter, which is due to open in autumn 2002.

Driving for business efficiency
In the past, two major areas, IT systems and our supply chain network, have hampered our ability to increase sales. Changes now being made in these and other areas will complement the work we are doing in our stores, improve processes and efficiency and deliver significant cost savings of £600 million per annum by the end of our business transformation programme.

Step changing our IT systems
Our IT systems have evolved over many years and are costly and complex to run. We are now modernising our systems completely over the next two and a half years. We outsourced this function to IT specialists Accenture in November 2000 to achieve a real competitive advantage more quickly and at a cost we could not have achieved alone.

Rebuilding our supply chain
We have also embarked on a major renewal programme to step change our ageing and complex distribution network by creating a world-class grocery supply chain.

New highly automated, state-of-the-art warehouses are being planned and developed with the latest technology and systems to give us greater capacity and capability. These will be supported by a number of smaller satellite sites.

We have doubled the size of our Haydock depot from 260,000 to 550,000 square feet, acquired a new site


FRESH PRODUCE
6°
Average distance to stores reduced
Ready prepared meals etc.
CHILLED
1°
MOTHER DEPOT CONCEPT:
slow moving goods are cross docked so stores only receive from one depot



○ **Our distribution facilities**

	Sq ft
Langlands Park, Scotland	275,000
Haydock, Merseyside	550,000
Emerson Green, Bristol	350,000
Stoke, Staffordshire	542,000
Hams Hall, Birmingham	690,000
Rye Park, Hertfordshire	441,000
Elstree, Hertfordshire	220,000
Waltham Point, N London	694,000


SAVING
EACH YEAR BY THE END OF THE PROGRAMME


STREAMLINING OUR SUPPLY CHAIN
Suppliers
Sorting hub
Fulfilment Factory
Sainsbury's stores

Above right:
Hamish Elvidge, Finance Director, and **Martin White,** Supply Chain Director, Sainsbury's Supermarkets, on site at our Haydock depot.

in Bristol and are building new centres in Enfield, North London, Hams Hall in the Midlands and Stoke.

In the past 12 months we have added more capacity than in any other year since the early 1980s and by improving our transport network, rationalising store deliveries and holding less stock we have reduced replenishment time, improved availability of product in store and saved costs. Collaboration with third parties is giving the programme world-class expertise, speed and flexibility and this will permeate its way through the business underpinning our business transformation.

Working together more effectively

We have made significant organisational changes at our London office to help us work more effectively and efficiently across divisions and our move to a new environment this summer will further encourage and support our new ways of working.

Our reorganised Property Division is now refocused to generate maximum value from our £4.5 billion UK supermarket estate. We are now developing sites beyond the immediate needs of supermarket shoppers with plans such as the £125 million redevelopment of our Nine Elms store in London to add housing, hotels and recreational facilities. We also plan to redevelop our Stamford Street site into 500,000 square feet of modern office space by 2004.

Improving processes

We are achieving cost efficiencies by reviewing internal product development and procurement processes. A special team has led the business in challenging traditional methods and savings have already been made in a number of areas such as the introduction of more efficient and standardised packaging.

Further streamlining is also being achieved via our membership of the Global NetXchange, an Internet-based business and trading exchange.

A growing force in New England

We have continued to grow our business and improve our offer to strengthen our position as New England's second largest food retailer. Catering for the diverse customer base served by our Shaw's and Star Market stores, we are expanding our range of services and matching our offer to the needs of local customers.

Shaw's Supermarkets analysis (including Star Market)

	2001	2000
Sales[1]	**$4,055m**	$3,857m
Operating profit[2]	**$171m**	$129m
Number of stores	**185**	168
Sales area (000 sq ft)	**6,124**	5,617
Full-time employees	**9,200**	8,900
Part-time employees	**18,400**	19,000

1 Includes sales tax.
2 Profit before profit sharing, amortisation of goodwill and exceptional items.


Shaw's
Star Market
Grand Union

Above: Location of Shaw's, Star Market and Grand Union stores.

Opposite page top left: Ross McLaren, President and Chief Executive Officer of Shaw's, in the produce department of Shaw's Canton store. Shaw's successful produce displays have now been adopted by Sainsbury's Supermarkets.

Opposite page bottom left: The *George C. Shaw* coffee section is a feature of all new and remodelled Shaw's stores.

Financial performance

Shaw's Supermarkets had a very good year with operating profit up 32.6 per cent. The results reflect the full-year impact of the acquisition of Star Market and some $35 million of synergies to date from merging the two operations. Attention is now focused on customer-facing activities with stores being opened in the new store format. In March 2001, Shaw's completed the acquisition of 19 Grand Union stores with estimated annual revenues of $150 million for a total consideration of $42 million plus stock at a valuation of $8 million.

Continued growth

We are the only supermarket chain to operate in all six New England states with a total of 141 Shaw's and 44 Star Market stores. We remain a strong number two player in the marketing territory having completed the purchase of 19 stores from Grand Union in March 2001. We have also opened three new stores and updated 13 stores in our network, three expansions and 10 remodels and upgrades. We plan to continue this growth next year with six new stores, three expansions, 49 remodels and upgrades.

Integrating activities

We integrated Star Market successfully realising various synergies by merging 'behind the scenes' activities and have now turned our attention to merging elements of our customer offer.

Products exclusive to Star Market have been developed into the Shaw's own-label range.

We have introduced *Wild Harvest*, Star Market's organic and natural food initiative, into a further 18 Shaw's stores, bringing the total number of Shaw's stores to carry the section to 47, as well as increasing the range of products. In October 2000 we also launched the first Star Market's *La carte* prepared food offer into a new Shaw's store.

We are now co-branding advertising and promotional activity and have moved our weekly promotional mailing to the end of the week in time for customers' weekend shopping trips. This was one of many changes that came out of our Customer First programme which reviewed processes and systems across our business.


REWARDS
Shaw's
Supermarkets
CARD

Rewards card: Since the introduction of our loyalty card programme in October 2000 we have issued around three million cards.

This move has substantially improved availability and operating efficiency.

Improving our supply chain
A complete overhaul of our distribution network has revolutionised our supply chain. Our delivery vehicles now run fewer miles and our stores now have a more streamlined and efficient replenishment process. Customers in turn have appreciated the resulting improved availability.

New loyalty programme
We introduced our new loyalty card programme in October 2000. Members receive savings on advertised products and discounts at other 'partner' businesses including restaurants, coffee shops, entertainment venues, sporting events and retail outlets.

Stores within stores
New space and store models are allowing us to expand the range of services and match our offer to the needs of local customers.

We now have over 50 in-store pharmacies with more planned and our new store format features 'destination departments' such as larger produce, floral and health and beauty care sections. In our Canton, Massachusetts store we have developed a Kosher Market & Bakery in conjunction with the Rabbinical Council in Boston. Another feature in all our new and re-modelled stores is our *George C. Shaw* coffee section which honours the founder of Shaw's who began business by selling coffees and teas. The section lets customers choose from a wide selection of coffee beans ground to their taste and also offers teas and accessories.



The integration of Shaw's and Star Market has seen successful concepts such as *Wild Harvest* and *La carte* shared across the group.




marketfresh
la carte
Meals in Minutes... Ready to Heat & Ready to Eat!


COFFEE COMPANY


Wild HARVEST
NATURAL FOODS
PowerBar

Statement of corporate social responsibility

As a leading UK and US food retailer with interests in financial services and property we have a considerable impact on society.

Responsible

We are responsible for serving those people who have a direct interest in our business performance be they shareholders, customers, suppliers or employees. We also seek to have good relationships with the communities in which we operate and alleviate our impact on the environment.

Fulfilling these responsibilities demonstrates our Company values and is key to the long-term sustainability of our business in a competitive market.

This year we started to pull together the wide variety of projects we have developed to meet stakeholders' needs. Our photographs give a flavour of these: our new website at www.j-sainsbury.co.uk/corporatesocialresponsibility will be launched later this year and will tell a fuller story.

Charitable donations and investment in the community

Sainsbury's invested £14 million directly in support of UK communities during the year. It gave £6 million in cash to programmes such as Equipment for Schools, Fruit for Schools, Choir of the Year and Pictures for Schools. This year, for the first time, we have included the value of donations in kind. At Sainsbury's, a total of £8 million worth of goods was donated including used computers, uniforms and unsold fresh food to the charity Crisis FareShare. In addition to the Company's donations, Sainsbury's customers and employees gave in excess of £9 million to charities, including a record-breaking £4.5 million for Comic Relief. J Sainsbury plc was recognised as achieving the Per Cent Club's Millennium Standard in December 2000.

In the US, Shaw's gave just over $1 million to community projects and donated $12 million worth of product to the Second Harvest Food Banks and Pantries across New England.

Communication with employees

Sainsbury's Supermarkets is committed to maintaining a strong dialogue with its employees. Regular team meetings with managers encourage discussion on business developments. The Company hosts roadshows and conferences on major initiatives. Daily Intranet messages and monthly staff and management magazines complement monthly business television broadcasts. Sainsbury's Supermarkets employee attitude survey Talkback was conducted for the fourth year running in spring 2001. Over 65 per cent of employees completed the survey and overall the results indicate a significant increase in employee confidence in the leadership and direction of the business. The Staff Council framework at local and company level is being used increasingly for two-way communication and discussion to encourage all employees to contribute towards making business improvements.

Supporting diversity

The Company is committed to providing fair and equal treatment for all employees and recognises the importance of diversity within the organisation. Sainsbury's Supermarkets became a member of Employers for Work Life Balance in March 2000 and Shaw's launched its own Valuing Diversity website at www.shaws.com/diversity. Recently, Sainsbury's Supermarkets won Best Corporate Chain in the



Above: In Glasgow we are piloting a Fruit for Schools scheme to encourage children to eat healthily. With the support of the City Council and the Greater Glasgow Health Board, we want to extend the scheme to all three to 12-year-olds in the city – around 60,000 children.

Right: The sale of Red Noses, Red Nose licensed, products and employees' fund raising efforts collected £4.5 million for Comic Relief, the largest corporate donation ever to the charity.



Right: Sainsbury's Equipment for Schools programme has given away more than £26 million worth of equipment to over 20,000 schools since it was set up five years ago.


Sainsbury's
Equipment for Schools

Below: The British Heart Foundation is Sainsbury's Charity of the Year reflecting our interest and expertise in the value of healthy eating. Its Big Red Bus tour visited cities across the UK to carry out the Family Heart Study – the biggest study of its kind, capturing data from families with a history of heart disease.


British Heart Foundation
Sainsbury's
TAKE HEART-
TAKE PART APPEAL
Sainsbury's
challenge for 2001







Above: Sainsbury's was the first major food retailer to achieve corporate Investors in People recognition. From the right: **Sir Peter Davis,** Group Chief Executive, **Andy George,** Senior Project Consultant Human Resources, and **John Adshead,** Group Human Resources and Information Systems Director, receive the IIP award from **Tim Melville-Ross,** Chairman of Investors in People UK.

Deafblind Friendly Corporate Awards. The award reflects a high degree of customer service for deafblind people in the high street. All Sainsbury's new and refurbished stores have hearing loops at the checkouts.

Environment

J Sainsbury plc was the leading food retailer in Business in the Environment's Index of Corporate Environmental Engagement in 2001. The Environment Report 2001 will be published for the first time only on the Internet by July.



Above: Steve Lamontagne, left and **Kathleen Loftus,** right, from Shaw's receive the Energy Star Partner of the Year Award from **Christie Todd Whitman,** of the Environmental Protection Agency. Since joining the Energy Star programme in 1993 Shaw's has helped reduce air pollution by 225 million pounds of CO_2 and saved $6 million in operating and energy costs.



❊○□ **Sir George Bull, Non-Executive Chairman.**
Appointed to the Board April 1998 and became Chairman in July 1998. Previously Chairman of Diageo plc until July 1998. Former Group Chief Executive and then Chairman of Grand Metropolitan PLC. Non-Executive Director of BNP Paribas UK and The Maersk Company Ltd. Vice President of the Marketing Council. Age 64.



□ **Sir Peter Davis, Group Chief Executive.**
Appointed March 2000. Previously Group Chief Executive of Prudential plc (1995-2000). From 1976 until 1986 held senior positions within Sainsbury's, latterly Assistant Managing Director. Chairman of Sainsbury's Supermarkets Ltd, Sainsbury's Bank plc and Shaw's Supermarkets Inc. Chairman of Business in the Community and Non-Executive Director of UBS. Age 59.



Roger Matthews, Director.
Appointed November 1999. Group Finance Director. Director, Sainsbury's Supermarkets Ltd, Sainsbury's Bank plc, Shaw's Supermarkets Inc. and J Sainsbury Pension Trustees. Formerly Group Managing Director and Finance Director of Compass Group Plc. Age 46.

Key to Committee Members:	
Remuneration Committee	❊
Audit Committee	○
Nomination Committee	□
Denotes Chairman of Committee	❊ ○ □



❊○□ **Sir Clive Thompson, Non-Executive Director.**
Appointed July 1995 and retiring from the Board at the Annual General Meeting 2001. Currently Chief Executive of Rentokil Initial plc. Immediate past President of the Confederation of British Industry and currently Deputy President. Non-Executive Director of Kleeneze PLC. Vice President of the Chartered Institute of Marketing. Age 58.



❊○□ **Keith Butler-Wheelhouse, Non-Executive Director.**
Appointed September 1999. Currently Chief Executive of Smiths Group plc which he joined in 1996, prior to which he was President of SAAB Automobile Sweden from 1992. Non-Executive Director of Delta (South Africa). Age 55.

Summary Directors' report

The Board

The Board currently comprises five Executive Directors and six Non-Executive Directors, including the Chairman.

Details of the Board of Directors and short biographies are shown above. All Non-Executive Directors are considered to be independent. Sir Clive Thompson is the nominated senior Non-Executive Director. The Board meets 10 times a year and is responsible for strategic development, the management of the Group's assets to maximise performance and the control of business operations.

Jamie Dundas joined the Board on 1 September 2000 and has been appointed as Chairman of the Audit Committee. Lord Levene of Portsoken was appointed a Non-Executive Director of the Company on 1 May 2001.

Dino Adriano and Sir Terence Heiser retired from the Board on 26 May 2000 and 26 July 2000, respectively. Sir Clive Thompson will retire at the Annual General Meeting and will not be seeking re-appointment.



Ian Coull, Director.
Appointed January 1988. Group Property and Environmental Affairs Director. Director, Sainsbury's Supermarkets Ltd with responsibility for property. Director, J Sainsbury Pension Trustees. Fellow of the Royal Institution of Chartered Surveyors. Member of the Scottish Valuation and Rating Council. Member of the Government's Property Industry Forum. Chairman, the South Bank Employer's Group. Age 50.



John Adshead CBE, Director.
Appointed February 1989. Group Human Resources and Information Systems Director. Director, Sainsbury's Supermarkets Ltd responsible for information systems and human resources and supply chain. Chairman, J Sainsbury Pension Trustees. Non-Executive Director of the Tablet Publishing Company. Age 56.



Robin Whitbread, Director.
Appointed to the Board in 1990. Joined Sainsbury's in September 1969 and served in a variety of senior retailing, marketing and commercial positions. Currently Retail Director, Sainsbury's Supermarkets Ltd and a Director of Sainsbury's Bank plc. Age 50.



❋○□ June de Moller,
Non-Executive Director.
Appointed September 1999. Was a Director of Carlton Communications from 1983 until January 1999 (Managing Director from 1993). Non-Executive Director of British Telecommunications plc, Lynx Group plc and the Cookson Group plc. Age 53.



□○❋ Jamie Dundas,
Non-Executive Director.
Appointed September 2000. Currently Chief Executive of MEPC Limited which he joined as Finance Director in 1997. Previously Finance Director of Hong Kong Airport Authority (1992-1996). Currently a Director of Macmillan Cancer Relief. Age 50.



□○❋ Lord Levene of Portsoken,
Non-Executive Director.
Appointed May 2001. Currently Vice Chairman of Deutsche Bank AG London, Chairman of International Financial Services London and a Director of the Haymarket Group. Lord Mayor of London (1998-1999). Age 59.

Board Committees

The Group Chief Executive has authority delegated by the Board for implementing the strategy and for managing the Group. He works with an Executive Committee comprising of all the Executive Directors and other senior executives of the Group to achieve his remit.

The Remuneration Committee membership is solely non-executive. It makes recommendations on the remuneration framework and determines the arrangements for individual Executive Directors.

The Nomination Committee is chaired by the Chairman and advises the Board on the appointment of Directors.

The Audit Committee is comprised solely of Non-Executive Directors. Its terms of reference include making recommendations on the accounting and reporting policies of the Company and monitoring internal control.

Group performance and dividends

A review of the performance of the Group and its principal operating subsidiaries during the period, with an indication of likely developments in the Group, is contained in the Chairman's statement, the Group Chief Executive's review, the operating review and in this summary financial statement. During the year the Group sold its Homebase business and after the year-end disposed of its interest in Sainsbury's Egypt.

The profit on the ordinary activities of the Group before tax amounted to £434 million (2000: £509 million).

The Directors are proposing the payment of a final dividend of 10.30 pence per share on 27 July 2001 to shareholders on the Register at the close of business on 8 June 2001; together with the interim dividend of 4.02 pence per share, this makes a total dividend for the year of 14.32 pence per share (2000: 14.32 pence per share).

Corporate governance

The Company has complied throughout the period under review with all the provisions of the Combined Code of good practice in corporate governance as laid down in the Listing Rules of the Financial Services Authority.

There is a well-established framework for dealing with matters of a corporate governance nature. There are clear structures and accountabilities supported by well-understood policies and procedures to guide the activities of the Directors within the Group and its operating companies, both in their day-to-day business and in the areas associated with internal control.

Donations

Donations to UK charitable organisations and local community projects amounted to £14 million. A full statement is shown on page 14. There were no political donations.

Annual General Meeting

The Annual General Meeting of shareholders will take place at 11.30am on Wednesday 25 July 2001 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Meeting and proxy card are sent to registered shareholders with this review.

Directors' emoluments

The full report on Director's emoluments is set out on pages 9 to 13 of the Annual Report and Financial Statements. The aggregate emoluments of the Directors of the Company for the year were £4.7 million (2000: £5.2 million). The emoluments of each of the current Directors were as follows:

	Note	Salary £000	Bonus[6] £000	Profit sharing £000	Benefits £000	Total 2001 £000	Total 2000 £000
Executive Directors							
John Adshead CBE		300	111	3	15	429	307
Ian Coull		300	141	3	15	459	314
Sir Peter Davis	1	750	300	5	19	1,074	68
Roger Matthews	2	340	201	4	20	565	140
Robin Whitbread		269	99	3	15	386	272
Non-Executive Directors							
Sir George Bull		225	-	-	17	242	240
Keith Butler-Wheelhouse	3	25	-	-	-	25	13
June de Moller	3	25	-	-	-	25	13
Jamie Dundas	4	16	-	-	-	16	-
Sir Clive Thompson	5	35	-	-	-	35	35

Dino Adriano retired from the Board on 26 May 2000 and received compensation of £1,236,565 in accordance with his service contract.

1 Highest paid Director. Appointed as a Director 1 March 2000.
2 Appointed as a Director 15 November 1999.
3 Appointed as a Director 23 September 1999.
4 Appointed as a Director 1 September 2000.
5 The fees of Sir Clive Thompson are remitted to Rentokil Initial plc.
6 Includes performance bonus accrued but not paid in the financial year.

Directors' interests

Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors are as follows:

	Ordinary shares[1] 2001	Ordinary shares[1] 2000	Long Term Incentive Plan[2]	Performance Share Plan[3]
John Adshead CBE	54,732	50,679	19,433	91,243
Ian Coull	32,434	30,963	21,031	93,248
Sir Peter Davis	100,000	100,000	-	-
Roger Matthews	50,000	25,000	-	62,500
Robin Whitbread	45,955	57,102	17,458	80,548
Sir George Bull	17,500	12,500	-	-
Keith Butler-Wheelhouse	3,300	-	-	-
June de Moller	1,500	1,500	-	-
Jamie Dundas	1,200	–[4]	-	-
Sir Clive Thompson	881	881	-	-

1 The ordinary shares above are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They include also the beneficial interest in shares which are held in trust under the J Sainsbury Profit Sharing Scheme.

2 Shares held in trust represent shares awarded to Directors under the Long Term Incentive Plan. Half of the bonus award made to Directors under the Plan in respect of the year ended 7 March 1998 was used to purchase shares at a price of 518 pence in May 1998. Subject to the rules of the Plan, these shares were released to the Directors on 29 May 2001.

3 The Plan allows shares to be allocated to individuals, to be released to them in the form of options if a future performance criterion, based on a comparator group of companies is met. Subject to the Company's position in the comparator group the first release of the annual allocation will be made after the Company's 2001-02 financial year.

4 At date of appointment.

There were no changes to the Directors' interests in ordinary shares shown above between 31 March 2001 and 29 May 2001 with the exception of the release of shares held under the Long Term Incentive Plan, to certain Directors as set out above.

Options over ordinary shares

Current Directors' share options and details of options exercised were as follows:

	Number of options					Details of options exercised			
	2 April 2000	Granted during the year	Exercised during the year	Lapsed during the year	31 March 2001	Date exercised	Option price p	Market price on exercise p	Gains on options exercised £
Executive Share Option Scheme									
John Adshead CBE	360,550	110,294	-	-	470,844	-	-	-	-
Ian Coull	365,170	110,294	-	-	475,464	-	-	-	-
Sir Peter Davis	3,009,596	-	-	-	3,009,596	-	-	-	-
Roger Matthews	106,333	125,000	-	-	231,333	-	-	-	-
Robin Whitbread	321,614	95,588	29,180	-	388,022	16.02.01	322	373	14,855
SAYE Scheme									
John Adshead CBE	2,528	1,179	1,234	-	2,473	02.03.01	313	375	771
Ian Coull	2,956	1,647	308	-	4,295	02.03.01	313	375	192
Roger Matthews	-	1,879	-	-	1,879	-	-	-	-
Robin Whitbread	4,529	993	220	1,959	3,343	02.03.01	313	375	138

Gains on options exercised have been calculated using the differences between the share option price and the market price on the date of the exercise. Where shares have been retained by the individual, rather than sold, the gain shown is the notional gain at the date of exercise.

The options outstanding under the Company's Executive Share Option Scheme and SAYE Scheme are exercisable at prices between 253 pence and 545 pence. In the period from 2 April 2000 to 31 March 2001 the highest middle market price was 431 pence and the lowest middle market price was 272 pence.

We have examined the summary financial statement set out on pages 16 to 25.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the summary financial statement. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the reports contained within the Annual Report and Financial Statements and its compliance with the relevant requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 'The Auditors' statement on the summary financial statement' issued by the Auditing Practices Board.

Opinion
In our opinion the summary financial statement is consistent with the financial statements, the report of the Remuneration Committee and the report of the Directors of J Sainsbury plc for the year ended 31 March 2001 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London

29 May 2001

Group profit and loss account
for the year ended 31 March 2001

	2001			2000		
	Before exceptional items £m	Exceptional items £m	Total £m	Before exceptional items £m	Exceptional items £m	Total £m
Turnover including VAT and sales tax[1]	18,441	-	18,441	17,414	-	17,414
VAT and sales tax	(1,197)	-	(1,197)	(1,143)	-	(1,143)
Continuing operations	15,954	-	15,954	15,030	-	15,030
Discontinued operations	1,290	-	1,290	1,241	-	1,241
Turnover excluding VAT and sales tax	17,244	-	17,244	16,271	-	16,271
Cost of sales	(16,037)	(45)	(16,082)	(15,118)	(83)	(15,201)
Gross profit	1,207	(45)	1,162	1,153	(83)	1,070
Administrative expenses	(571)	(34)	(605)	(492)	(29)	(521)
Profit sharing	(8)	-	(8)	(10)	-	(10)
Amortisation of goodwill	(16)	-	(16)	(11)	-	(11)
Group administrative expenses	(595)	(34)	(629)	(513)	(29)	(542)
Continuing operations	603	(78)	525	652	(63)	589
Discontinued operations	9	(1)	8	(12)	(49)	(61)
Operating profit	612	(79)	533	640	(112)	528
Share of operating (loss)/profit in joint ventures	(3)	-	(3)	1	-	1
Profit on sale of properties	-	70	70	-	52	52
Disposal of Homebase operations	-	21	21	-	-	-
Impairment of Egyptian business	-	(111)	(111)	-	-	-
Disposal of operations - discontinued	-	(90)	(90)	-	-	-
Profit on ordinary activities before interest	609	(99)	510	641	(60)	581
Net interest payable	(76)	-	(76)	(72)	-	(72)
Underlying profit on ordinary activities before tax	549	(99)	450	580	(60)	520
Amortisation of goodwill	(16)	-	(16)	(11)	-	(11)
Profit on ordinary activities before tax	533	(99)	434	569	(60)	509
Tax on profit on ordinary activities	(181)	13	(168)	(189)	27	(162)
Profit on ordinary activities after tax	352	(86)	266	380	(33)	347
Equity minority interest	(4)	-	(4)	2	-	2
Profit for the year	348	(86)	262	382	(33)	349
Dividends			(274)			(274)
Retained (deficit)/profit			(12)			75
Basic earnings per share			13.8p			18.3p
Underlying earnings per share[2]			19.2p			20.5p
Diluted earnings per share			13.7p			18.2p
Underlying diluted earnings per share[2]			19.0p			20.5p

1 Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Before amortisation of goodwill and exceptional items.

The results for the year reflect the very significant amount of change across the Group as we refocus the Group on food retailing and related activities in the UK and the US. We have successfully delivered the two key short-term financial objectives we set ourselves when we announced our preliminary results in May 2000. These were to stabilise the Group's underlying profit before e-commerce costs (before amortisation of goodwill and exceptional items) and to stop the year-on-year decline in profitability in Sainsbury's Supermarkets, which was achieved in the second half year. This has enabled the Group to achieve a substantial improvement in profitability in the second half year.

We have embarked on a very comprehensive and ambitious three-year business transformation programme within Sainsbury's Supermarkets aimed at delivering margins comparable with industry leaders by the end of the three-year programme. The disposal of Homebase, completed on 3 March 2001, and of our Egyptian operations after the year-end, has created a more focused Group with greater financial flexibility.

As a result of the above, the Group closed the year in a much stronger position and better placed to deliver shareholder value going forward.

Profit and loss account[1]

	2001			2000
	Continuing operations £m	Discontinued operations £m	Total £m	Total £m
Sales[2]	**16,940**	**1,501**	**18,441**	17,414
Operating profit[3]	**663**	**22**	**685**	688
Profit sharing			**(8)**	(10)
Interest payable			**(76)**	(72)
Share of profit from joint ventures			**1**	1
Underlying profit before tax and e-commerce			**602**	607
E-commerce costs			**(53)**	(27)
Underlying profit before tax			**549**	580
Goodwill written off			**(16)**	(11)
Exceptional items			**(99)**	(60)
Profit before tax			**434**	509
Tax			**(168)**	(162)
Profit after tax			**266**	347
Underlying earnings per share			**19.2p**	20.5p
Dividend per share			**14.32p**	14.32p

Total Group sales[2] reached £18,441 million, with sales from our continuing operations increasing by 6.1 per cent to £16,940 million. Total operating profit[3] at £685 million was down by £3 million, held back by a disappointing second half result at Homebase and higher losses in Egypt. However, operating profit from continuing operations at £663 million, was 4.2 per cent up on the previous year.

Underlying profit before tax and e-commerce at £602 million was broadly flat compared with the previous year. Underlying profit before tax including e-commerce costs was down by £31 million or 5.3 per cent, due to the investment in e-commerce which, at £53 million, was an increase of £26 million over the previous year.

1 The full profit and loss account prepared in accordance with FRS3 is on page 21.
2 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
3 Profit before profit sharing, amortisation of goodwill, exceptional items and e-commerce costs.

Results from operations

	Sales[2]		Operating profit[3]	
	2001 £m	% change	2001 £m	% change
Continuing operations				
Sainsbury's Supermarkets	**13,894**	4.7	**510**	(5.2)
Sainsbury's Bank	**154**	13.2	**13**	333.3
JS Developments	**149**	(9.7)	**25**	56.3
Shaw's Supermarkets (US)	**2,743**	14.6	**115**	45.6
	16,940	6.1	**663**	4.2
Discontinued operations				
Homebase	**1,421**	(0.5)	**57**	(9.5)
Sainsbury's Egypt	**80**	233.3	**(35)**	(218.2)
	1,501	3.4	**22**	(57.7)
Total	**18,441**	5.9	**685**	(0.4)

Our continuing operations have performed well, beating expectations. Sainsbury's Supermarkets second half profits at £254 million were 21.0 per cent higher than last year, reflecting the success of our customer promotional campaign, our quality campaign and the impact from the accelerated store extension and refurbishment programme, while Shaw's, Sainsbury's Bank and JS Developments recorded excellent year-on-year profit increases. The profit improvement by Shaw's reflects the full year impact and additional synergies from the Star Market business acquired in June 1999 and the impact of remodelled stores.

In contrast, the trading results from Homebase for the 48 weeks to 3 March 2001 were disappointing and reflected the impact of poor weather, development costs associated with the large store formats and weaker trading during the sale process. Higher than expected second half losses of £25 million were incurred from our operations in Egypt, from which the Group has now exited.

Exceptional items

	2001 £m	2000 £m
Operating exceptionals		
Exceptional costs of the business transformation programme	**(68)**	(39)
Other	**(11)**	(73)
	(79)	(112)
Non operating exceptionals		
Profit on sale of Homebase	**21**	-
Profit on sale of properties - Homebase	**43**	-
- Other	**27**	52
	70	52
Write down on Egyptian business	**(111)**	-
	(20)	52
Total exceptional items	**(99)**	(60)

The major change programme now underway in the UK supermarkets is far reaching and covers all areas of the business. It includes infrastructure projects such as reinvigorating all our stores over the next three years (and the closure of unprofitable stores), modernising the supply chain and totally replatforming our IT systems. It also includes process simplification throughout the business and we are making significant organisational changes to help us work together more effectively and efficiently under the 'faster, simpler, together' programme. In the new financial year, our central functions will be consolidated from our current 11 buildings to one new building in Holborn to form our new Business Centre enabling new ways of working. In November 2000 we outsourced our IT to Accenture under a seven-year fixed-rate contract, enabling us to achieve a real competitive advantage in a timescale and to a cost that we could not have achieved alone. The business transformation programme will deliver significant cost efficiencies and our financial objective is to achieve annual savings of £600 million which will be used partly to enhance the customer offer and partly to improve our operating margins. Our objective is to achieve operating margins comparable with industry leaders by the end of the programme. We delivered £90 million of cost savings in the year and we are targeting £150 million of savings in the new financial year. However, such a major programme of change will result in significant exceptional one-off costs. For this year the total is £68 million and we estimate a further £35 million to £50 million of costs per annum over the next three years.

The sale of Homebase completed on 3 March 2001 for a total consideration of £975 million (net of costs), including the value of properties retained for disposal. £636 million was received in cash prior to the year-end, which is before £156 million due from the sale of the freehold properties which completed on 31 March 2001. A further £75 million was received in the form of loan notes and properties worth £103 million have been retained for development purposes; £23 million was reinvested in the business in return for 17.8 per cent of the equity. Profit recognised in the year was £64 million (after writing back £149 million of goodwill previously written off to reserves), £21 million for the sale of the business and £43 million for properties, with a further £20 million expected when the development properties are sold in the open market. The final consideration will be based on completion accounts which are in the process of being agreed.

In line with our objective of refocusing the Group's activities and a growing concern at the longer term nature and level of investment required to develop our business in Egypt, we concluded that the Group should withdraw from this market. As a result, the net assets of the business have been written down to the estimated net realisable value, resulting in a write off of £111 million, including goodwill of £54 million previously capitalised. Subsequent to the year-end, the business was sold to the minority shareholder and proceeds of £14 million were received.

Profit on sale of other properties was £27 million. Following on from our sale and leaseback transaction at the end of last year, we released further value from the store portfolio through a second transaction in the first half of this year. The transaction involved 10 supermarket properties and generated proceeds of £226 million, some 29 per cent above book value, resulting in a profit of £51 million. A number of other property disposals, mainly related to surplus properties, realised £63 million of proceeds and a loss of £24 million.

Cash flow

The Group had a cash inflow before financing of £460 million during the year, reducing net debt by £405 million to £859 million.

Operating cash inflow remained strong at £922 million, up 10 per cent on last year. Capital expenditure at £960 million was in line with our expectations and reflected the increased investment in Sainsbury's Supermarkets, as well as the purchase of 19 Grand Union stores by Shaw's in the US.

The sale of fixed assets at £453 million included £226 million relating to the sale and leaseback of 10 stores, £63 million of surplus property disposals, £74 million from the sale of US shopping centres last year and £90 million for the sale of IT assets to Accenture under the outsourcing agreement.

Non-operating cash flow benefited from the disposal of Homebase, with proceeds in the year amounting to £636 million. A further £156 million is due to be received from the sale of freehold properties which completed on 31 March 2001.

	2001 £m	2000 £m
Operating cash inflows	**922**	838
Net interest	**(95)**	(80)
Taxation	**(168)**	(218)
Dividends	**(274)**	(294)
Capital expenditure	**(960)**	(761)
Purchase of own shares	**(18)**	(68)
Sale of fixed assets	**453**	385
Cash outflow before sale and purchase of businesses	**(140)**	(198)
Sale of business	**636**	-
Investment in subsidiary and joint ventures	**(45)**	(293)
Other	**9**	3
Net cash inflow/(outflow) before financing	**460**	(488)
Financing	**(55)**	(72)
Decrease/(increase) in net debt	**405**	(560)

Balance sheet

The disposal of Homebase substantially improved the liquidity of the Group, reducing net debt to £859 million and gearing to 17 per cent (2000: 27 per cent), although the full year impact of the benefit to the fixed charge cover (the number of times interest including operating lease charges is covered by available profit) will not materialise until the current financial year.

Shareholders' funds increased by £173 million to £4,964 million and with the reduced gearing we have a strong balance sheet to fund the major investment programmes in the supermarket business over the next three years.

	2001 £m	2000 £m
Fixed assets	**6,657**	6,977
Current assets[1]	**3,710**	3,575
Short-term creditors	**(4,325)**	(4,720)
Net current liabilities	**(615)**	(1,145)
Total assets less current liabilities	**6,042**	5,832
Long-term creditors	**(1,000)**	(993)
Provisions	**(78)**	(48)
Total net assets	**4,964**	4,791
Equity shareholders' funds	**4,911**	4,742
Minority interests	**53**	49
Capital employed	**4,964**	4,791

1 Includes £420 million (2000: £353 million) due in more than one year.

Shareholder return

The share price increased from 283 pence at the start of the financial year to 385 pence at 31 March 2001 with a range of 272 pence to 431 pence. The Company's equity market capitalisation at 31 March 2001 was £7.5 billion.

Total shareholder return (the increase in the value of a share including reinvested dividends) increased by 43 per cent over the year, with J Sainsbury ranked fifth over its peer group of 13 European retailers.

The summary financial statement on pages 16 to 25 was approved by the Board of Directors on 29 May 2001 and is signed on its behalf by

Roger Matthews Group Finance Director

Shareholder information

Shareholders' interests at 31 March 2001

Number of shareholders: 122,931 (2000: 121,512)

Number of shares in issue: 1,930,837,821 (2000: 1,924,493,252)

By size of holding

	Shareholders %		Shares %	
	2001	2000	**2001**	2000
500 and under	**55.63**	52.42	**0.55**	0.55
501 to 1,000	**16.41**	17.73	**0.78**	0.84
1,001 to 10,000	**25.80**	27.56	**4.12**	4.38
10,001 to 100,000	**1.58**	1.68	**2.59**	2.75
100,001 to 1,000,000	**0.40**	0.44	**8.96**	9.25
Over 1,000,000	**0.18**	0.17	**83.00**	82.23
	100.00	100.00	**100.00**	100.00

By category of shareholder

	Shareholders %		Shares %	
	2001	2000	**2001**	2000
Individual and other shareholders	**93.46**	92.68	**42.17**	43.15
Insurance companies	**0.13**	0.16	**1.35**	1.14
Banks and nominees	**4.90**	5.51	**52.09**	51.01
Investment trusts	**0.14**	0.20	**0.13**	0.16
Pensions funds	**0.02**	0.02	**0.52**	0.82
Other corporate bodies	**1.35**	1.43	**3.74**	3.72
	100.00	100.00	**100.00**	100.00

At the year-end, the Trustees of the J Sainsbury Profit Sharing Scheme Trust held 7.9 million shares (2000: 9.8 million) on behalf of 56,800 participants (2000: 55,300). The Trustees' holding is included in 'Individual and other shareholders'.

Annual General Meeting

The Annual General Meeting will be held at 11.30am on Wednesday 25 July 2001 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Meeting and the proxy card is sent to shareholders with this publication.

Registrars

For information about the AGM, shareholdings, dividends and changes to personal details shareholders should contact: Computershare Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. Telephone: 0870 702 0106.

Dividend reinvestment plan

The Company has a dividend reinvestment plan for the forthcoming and future dividends which allows shareholders to reinvest their cash dividend in shares bought on the London Stock Exchange through a specially arranged sharedealing service. Details of how the plan works and the charges, together with a mandate for shareholders to complete if they wish to join the plan are available from our Registrar.

Last date for return or revocation of plan mandates	6 July 2001
Plan shares purchased for shareholders	27 July 2001
Plan share certificates issued	10 August 2001

Individual Savings Account (ISA)

On the Company's behalf, a corporate ISA is being operated by Sainsbury's Bank in association with the Bank of Scotland. The plans being offered are a Maxi ISA to include shares and cash and a Mini shares ISA. For further information contact: Sainsbury's Corporate ISA, Bank of Scotland, 101 George Street, Edinburgh EH2 3JH. Telephone: 0131 442 8271.

Low cost dealing service

The Company offers a share dealing service for J Sainsbury plc ordinary shares through The Share Centre Ltd. in conjunction with UBS Warburg. Dealing commission on both purchases and sales of J Sainsbury plc ordinary shares is one per cent.

For further information contact: The Share Centre, PO Box 2000, Oxford House, Oxford Road, Aylesbury, Buckinghamshire, HP21 8ZB. Telephone: 01296 414141.

The publication of the information relating to the low cost dealing service has been approved, for the purposes of Section 57 of the Financial Services Act 1986, by The Share Centre Ltd., a member of the Securities and Futures Authority.

Tax information – Capital Gains Tax

For Capital Gains Tax purposes, the market value of ordinary shares on 31 March 1982 is 69.375p.

Corporate website

J Sainsbury plc annual reports and results announcements are available via the internet on our corporate website at www.j-sainsbury.co.uk. As well as providing useful shareholder information such as results announcements, share price data and financial history, the site also provides access to background information about the Group, recent press releases and news and views on current issues. A service providing e-mail notification of results and press announcements as they are released can be joined by accessing the page called Email Service in the Investor section of the website.

Investor Relations

For investor enquiries please contact: Investor Relations, Stamford House, Stamford Street, London SE1 9LL. Telephone: 020 7695 6215/6227.

An audio tape of the Annual Review and Summary Financial Statement can be obtained by calling: 01435 862737.

Annual Reports, Interim Reports to shareholders, Environment Reports and information on Corporate Social Responsibility are all available on the Internet at: www.j-sainsbury.co.uk and by calling 0800 387504.

For general enquiries about Sainsbury's Bank call: 0500 405060.

For any other enquiries please contact our Customer Careline: 0800 636262.

American Depository Receipts (ADRs)

In the US, the Company's ordinary shares are traded in the form of American Depository Shares, evidenced by ADRs, and trade under the symbol JSNSY. Each American Depository Share represents four ordinary shares. Citibank is the authorised Depository Bank for the Sainsbury ADR programme.

All enquiries regarding ADR holder accounts and payment of dividends should be addressed to:

Citibank, N.A.
ADR Shareholder Services
111 Wall Street
New York, NY 10043

Financial calendar

Dividend and interest payments	
Ordinary dividend:	
Final payable	27 July 2001
Interim payable	January 2002
8% Irredeemable Unsecured Loan Stock	1 March/1 September
$200m 6.25% Notes 2002	27 March
£200m 7.25% Notes 2002	7 June

Other dates	
Annual General Meeting	25 July 2001
Interim results announced	November 2001
Interim report circulated	November 2001
Results for the year announced	May 2002
Report and accounts circulated	June 2002
Annual General Meeting	July 2002

Registered office
J Sainsbury plc
Stamford House
Stamford Street
London SE1 9LL
Registered number 185647

Auditors
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

Solicitors
Denton Wilde Sapte
One Fleet Place
London EC4M 7WS

Linklaters and Alliance
One Silk Street
London EC2Y 8HQ

Stockbrokers
UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Hoare Govett Limited
4 Broadgate
London EC2M 7LE



Information about the Group may
be found on the Internet at:

www.j-sainsbury.co.uk

Designed and produced by CGI.
Board and UK location photography by John Sturrock and US location photography by Jason Grow (Network Photographers).
Illustration by Grundy Northedge.
Printed by Royle Corporate Print on Mega Matt made with Nordic Swan accreditation for low emission during production.

J Sainsbury plc
Stamford House Stamford Street London SE1 9LL
www.j-sainsbury.co.uk

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J Sainsbury plc

Annual Report and Financial Statements 2001

Contents

The Chairman's statement, the Group Chief Executive's review, the operating review and the summary financial statement are contained in a separate publication entitled Annual Review and Summary Financial Statement 2001.

The full Annual Report and Accounts of J Sainsbury plc for 2001 comprises this publication together with the Annual Review and Summary Financial Statement 2001. Copies may be obtained through our website www.j-sainsbury.co.uk or by calling Freephone 0800 387504.

Financial highlights


14,312
15,496
16,378
17,414
18,441
97
98
99
00
01
Group sales[1]
£ million


651
728
755
607
602
97
98
99
00
01
Group underlying profit[2] before tax and e-commerce
£ million


728
809
772
803
956
97
98
99
00
01
Group capital expenditure
£ million


15,243
16,098
16,981
18,672
19,870
97
98
99
00
01
UK and US food retailing sales area
000 sq ft

		2001	2000	% change
Sales[1]	£ million	**18,441**	17,414	5.9
Underlying profit[2] before tax and e-commerce costs	£ million	**602**	607	(0.8)
Underlying profit[2] before tax	£ million	**549**	580	(5.3)
Underlying earnings per share[2]	pence	**19.2**	20.5	(6.3)
Dividend per share	pence	**14.32**	14.32	-

Total shareholder return (the increase in the value of a share including reinvested dividends) increased by 43 per cent over the year.


385p
283p
A M J J A S O N D J F M
2000
2001
J Sainsbury share price

1 Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Before amortisation of goodwill and exceptional items.

Operating and financial review

The results for the year reflect the very significant amount of change across the Group as we refocus the Group on food retailing and related activities in the UK and the US. We have successfully delivered the two key short-term financial objectives we set ourselves when we announced our preliminary results in May 2000. These were to stabilise the Group's underlying profit before e-commerce costs (before amortisation of goodwill and exceptional items) and to stop the year-on-year decline in profitability in Sainsbury's Supermarkets, which was achieved in the second half year. This has enabled the Group to achieve a substantial improvement in profitability in the second half year.

We have embarked on a very comprehensive and ambitious three-year business transformation programme within Sainsbury's Supermarkets aimed at delivering margins comparable with industry leaders by the end of the three-year programme. The disposal of Homebase, completed on 3 March 2001, and of our Egyptian operations after the year-end, has created a more focused Group with greater financial flexibility.

As a result of the above, the Group closed the year in a much stronger position and better placed to deliver shareholder value going forward.

Profit and loss account[1]

	2001			2000
	Continuing operations £m	Discontinued operations £m	Total £m	Total £m
Sales[2]	**16,940**	**1,501**	**18,441**	17,414
Operating profit[3]	**663**	**22**	**685**	688
Profit sharing			**(8)**	(10)
Interest payable			**(76)**	(72)
Share of profit from joint ventures			**1**	1
Underlying profit before tax and e-commerce			**602**	607
E-commerce costs			**(53)**	(27)
Underlying profit before tax			**549**	580
Goodwill written off			**(16)**	(11)
Exceptional items			**(99)**	(60)
Profit before tax			**434**	509
Tax			**(168)**	(162)
Profit after tax			**266**	347
Underlying earnings per share			**19.2p**	20.5p
Dividend per share			**14.32p**	14.32p

Total Group sales[2] reached £18,441 million, with sales from our continuing operations increasing by 6.1 per cent to £16,940 million. Total operating profit[3] at £685 million was down by £3 million, held back by a disappointing second half result at Homebase and higher losses in Egypt. However, operating profit from continuing operations at £663 million, was 4.2 per cent up on the previous year.

Underlying profit before tax and e-commerce at £602 million was broadly flat compared with the previous year. Underlying profit before tax including e-commerce costs was down by £31 million or 5.3 per cent, due to the investment in e-commerce, which at £53 million, was an increase of £26 million over the previous year.

Results from operations

	Sales[2]		Operating profit[3]	
	2001 £m	% change	2001 £m	% change
Continuing operations				
Sainsbury's Supermarkets	**13,894**	4.7	**510**	(5.2)
Sainsbury's Bank	**154**	13.2	**13**	333.3
JS Developments	**149**	(9.7)	**25**	56.3
Shaw's Supermarkets (US)	**2,743**	14.6	**115**	45.6
	16,940	6.1	**663**	4.2
Discontinued operations				
Homebase	**1,421**	(0.5)	**57**	(9.5)
Sainsbury's Egypt	**80**	233.3	**(35)**	(218.2)
	1,501	3.4	**22**	(57.7)
Total	**18,441**	5.9	**685**	(0.4)

1 The full profit and loss account prepared in accordance with FRS3 is on page 15.
2 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
3 Profit before profit sharing, amortisation of goodwill, exceptional items and e-commerce costs.

Our continuing operations have performed well, beating expectations. Sainsbury's Supermarkets second half profits at £254 million were 21.0 per cent higher than last year, reflecting the success of our customer promotional campaign, our quality campaign and the impact from the accelerated store extension and refurbishment programme, while Shaw's, Sainsbury's Bank and JS Developments recorded excellent year-on-year profit increases. The profit improvement by Shaw's reflects the full year impact and additional synergies from the Star Market business acquired in June 1999 and the impact of remodelled stores.

In contrast, the trading results from Homebase for the 48 weeks to 3 March 2001 were disappointing and reflected the impact of poor weather, development costs associated with the large store formats and weaker trading during the sale process. Higher than expected second half losses of £25 million were incurred from our operations in Egypt, from which the Group has now exited.

Continuing operations

Sainsbury's Supermarkets sales increased by 4.7 per cent to £13,894 million. The operating profit was down by £28 million and operating margins were down from 4.1 per cent to 3.7 per cent. Despite the decline in the full year's profits, there was a significant turnaround in performance in the second half of the year. The like-for-like sales growth in the first half of 2.0 per cent compared with 2.2 per cent in the second half, a year-on-year profit reduction of 22.0 per cent in the first half compared with a growth of 21.0 per cent in the second and the operating margin increased from 3.5 per cent in the first half to 3.8 per cent in the second. The improved second half performance partly reflects a poor second half last year, and also an improved sales performance, particularly in the last quarter, and progress on business transformation projects leading to cost efficiencies which delivered £90 million. The key financial target of stopping the year-on-year decline in profitability was therefore achieved.

E-commerce costs for the year increased from £20 million last year to £44 million in the current year (including £4 million costs of 'taste.co.uk'), reflecting our change of strategy to accelerate the roll-out of our *'Sainsbury's to you'* home delivery service which can now reach in excess of 50 per cent of UK households. To enable this to happen, we have implemented a strategy of servicing customers from dedicated picking centres, store picking in 33 stores and smaller interim picking centres.

Sainsbury's Bank showed excellent profit progression from £3 million last year to £13 million. This included a one-off VAT credit of £3 million; after excluding this, the underlying profit increase was 233 per cent. We have developed and enhanced the product portfolio with the introduction of a low APR Visa card, direct saver account and single trip travel insurance, backed by strong customer service.

Customer lending income rose by 32 per cent and commission by 17 per cent as we enhanced our key competitive advantage, our in-store offer.

JS Developments had another very successful year with profits up from £16 million to £25 million. Eight major projects were completed: a town centre redevelopment at Cardiff; multi-unit retail parks at Birmingham, Dumfries and Exeter; single unit developments at Bristol, Norwich (two) and Solihull.

Shaw's Supermarkets had a very good year with like-for-like sales up 1.6 per cent and operating profit up 32.6 per cent to $171 million. The results reflect the full year impact of the acquisition of Star Market and some $35 million of synergies to date from merging the two operations. The synergies have been realised by merging 'behind the scenes' activities and economies of scale for buying. Attention is now focused on customer-facing activities with stores being opened in the new store format. In March 2001, Shaw's completed the acquisition of 19 Grand Union stores with estimated annual revenues of $150 million for a total consideration of $42 million plus stock at a valuation of $8 million.

Discontinued operations

Homebase results for the 48 weeks to 3 March 2001 were disappointing. For the 48 weeks, sales rose by 8 per cent compared with the equivalent period last year, but operating profits fell by 9.5 per cent to £57 million. E-commerce costs at Homebase amounted to £9 million. The sale of Homebase completed on 3 March 2001.

Sainsbury's Egypt losses for the full year were £35 million (2000: £11 million). Trading conditions were difficult in Egypt due to the delays in obtaining trading permits, the deteriorating position in the Middle East and uncertainty regarding the outcome of the strategic review announced in November 2000.

Exceptional items

	2001 £m	2000 £m
Operating exceptionals		
Exceptional costs of the business transformation programme	**(68)**	(39)
Other	**(11)**	(73)
	(79)	(112)
Non-operating exceptionals		
Profit on sale of Homebase	**21**	-
Profit on sale of properties - Homebase	**43**	-
- Other	**27**	52
	70	52
Write down on Egyptian business	**(111)**	-
	(20)	52
Total exceptional items	**(99)**	(60)

The major change programme now underway in the UK supermarkets is far reaching and covers all areas of the business. It includes infrastructure projects such as reinvigorating all our stores over the next three years (and the closure of unprofitable stores), modernising the supply chain and totally replatforming our IT systems. It also includes process simplification throughout the business and we are making significant organisational changes to help us work together more effectively and efficiently under the 'faster, simpler, together' programme. In the new financial year, our central functions will be consolidated from our current 11 buildings to one new building in Holborn to form our new Business Centre enabling new ways of working. In November 2000 we outsourced our IT to Accenture under a seven-year fixed-rate contract, enabling us to achieve a real competitive advantage in a timescale and to a cost that we could not have achieved alone. The business transformation programme will deliver significant cost efficiencies and our financial objective is to achieve annual savings of £600 million which will be used partly to enhance the customer offer and partly to improve our operating margins. Our objective is to achieve operating margins comparable with industry leaders by the end of the programme. We delivered £90 million of cost savings in the year and we are targeting £150 million of savings in the new financial year. However, such a major programme of change will result in significant exceptional one-off costs. For this year the total is £68 million and we estimate a further £35 million to £50 million of costs per annum over the next three years.

The sale of Homebase completed on 3 March 2001 for a total consideration of £975 million (net of costs), including the value of properties retained for disposal. £636 million was received in cash prior to the year-end, which is before £156 million due from the sale of the freehold properties which completed on 31 March 2001. A further £75 million was received in the form of loan notes and properties worth £103 million have been retained for development purposes; £23 million was reinvested in the business in return for 17.8 per cent of the equity. Profit recognised in the year was £64 million (after writing back £149 million of goodwill previously written off to reserves), £21 million for the sale of the business and £43 million for properties, with a further £20 million expected when the development properties are sold in the open market. The final consideration will be based on completion accounts which are in the process of being agreed.

In line with our objective of refocusing the Group's activities and a growing concern at the longer term nature and level of investment required to develop our business in Egypt, we concluded that the Group should withdraw from this market. As a result, the net assets of the business have been written down to the estimated net realisable value, resulting in a write off of £111 million, including goodwill of £54 million previously capitalised. Subsequent to the year-end, the business was sold to the minority shareholder and proceeds of £14 million were received.

Profit on sale of other properties was £27 million. Following on from our sale and leaseback transaction at the end of last year, we released further value from the store portfolio through a second transaction in the first half of this year. The transaction involved 10 supermarket properties and generated proceeds of £226 million, some 29 per cent above book value, resulting in a profit of £51 million. A number of other property disposals, mainly related to surplus properties, realised £63 million of proceeds and a loss of £24 million.

Taxation

The Group tax charge of £168 million, results in an effective underlying rate of 31.8 per cent (2000: 32.0 per cent). The effective rate exceeds the nominal rate of UK corporation tax due to the higher rate of tax incurred on US profits and the lack of effective tax relief on depreciation of UK properties.

Earnings per share and dividends

Basic earnings per share decreased by 24.6 per cent to 13.8 pence (2000: 18.3 pence). Underlying earnings per share before amortisation of goodwill and exceptional items decreased by 6.3 per cent to 19.2 pence (2000: 20.5 pence).

A final dividend of 10.30 pence is proposed which results in a total dividend for the year of 14.32 pence, unchanged from the previous year.

Cash flow

The Group had a cash inflow before financing of £460 million during the year, reducing net debt by £405 million to £859 million.

Operating cash inflow remained strong at £922 million, up 10 per cent on last year. Capital expenditure at £960 million was in line with our expectations and reflected the increased investment in Sainsbury's Supermarkets, as well as the purchase of 19 Grand Union stores by Shaw's in the US.

The sale of fixed assets at £453 million included £226 million relating to the sale and leaseback of 10 stores, £63 million of surplus property disposals, £74 million from the sale of US shopping centres last year and £90 million for the sale of IT assets to Accenture under the outsourcing agreement.

Non-operating cash flow benefited from the disposal of Homebase, with proceeds in the year amounting to £636 million. A further £156 million is due to be received from the sale of the freehold properties which completed on 31 March 2001.

	2001 £m	2000 £m
Operating cash inflows	**922**	838
Net interest	**(95)**	(80)
Taxation	**(168)**	(218)
Dividends	**(274)**	(294)
Capital expenditure	**(960)**	(761)
Purchase of own shares	**(18)**	(68)
Sale of fixed assets	**453**	385
Cash outflow before sale and purchase of businesses	**(140)**	(198)
Sale of business	**636**	-
Investment in subsidiary and joint ventures	**(45)**	(293)
Other	**9**	3
Net cash inflow/(outflow) before financing	**460**	(488)
Financing	**(55)**	(72)
Decrease/(increase) in net debt	**405**	(560)

Treasury management

Treasury policy and significant treasury transactions are reviewed and approved by the Board; the Finance Committee of the Board is responsible for monitoring treasury activity and performance. Disclosures regarding derivatives and other financial instruments are contained in Note 24 to the financial statements.

Treasury operations in respect of Sainsbury's Bank are managed separately through Bank of Scotland which has a conservative approach to treasury management. Sainsbury's Bank does not undertake any trading activities in derivative instruments and only uses derivative instruments to hedge risk. Credit limits have been established for all counterparties and these are reviewed and approved by Sainsbury's Bank's Board and the Risk Management Committee, a subcommittee of the Board. Details of Sainsbury's Bank's interest rate repricing gap are set out in Note 24 to the financial statements.

The Group's other major treasury activities are centralised in the Group treasury function. Group treasury operates as a cost centre with Group-wide responsibilities for cash management, funding and interest rate and currency risk management. In this context, Group policy permits the use of derivative instruments but only for reducing exposures arising from underlying business activity and not for speculative purposes.

Financial instruments

The Group holds or issues financial instruments to finance its operations and to manage the interest rate and currency risks arising from its sources of finance. In addition, various financial instruments e.g. trade debtors, trade creditors, accruals and prepayments arise directly from the Group's operations.

The Group finances its operations by a combination of cash generated by operating subsidiaries, bank loans, commercial paper, capital markets, leases and share capital. The Group's long-term borrowings are raised centrally by the parent company and on-lent to operating subsidiaries on commercial terms. The Group borrows in a range of currencies at both fixed and floating rates of interest, using derivatives where appropriate to generate the desired currency and interest rate profile. The derivatives used for this purpose are principally interest rate swaps and options, cross currency swaps and forward contracts.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, exchange risk and credit risk. The policies for managing each of these risks remained unchanged during the year ended 31 March 2001.

Interest rate risk

The Group's exposure to interest rate fluctuations is managed by the use of interest rate swaps and options. The Group's objective is to provide a degree of protection against interest rate volatility by holding a proportion of the Group's net debt portfolio at fixed or capped rates of interest. Group policy allows the proportion of fixed rate borrowings to vary between 20 per cent and 80 per cent of net debt. As at the year-end, and after taking into account interest rate swaps, the proportion of the Group's net debt at fixed rates was 57 per cent (2000: 44 per cent). The average period for which the fixed rate financial liabilities, including finance leases were fixed as at 31 March 2001 was 4.9 years (2000: 5.5 years).

Liquidity risk

The Group seeks to minimise the risk of uncertain funding in its operations by diversifying its borrowings sources within a spread of maturity periods.

The Group's principal debt raising operations are arranged through the Group's £750 million Euro Commercial Paper programme and £1 billion Euro Medium Term Note programme. In addition the Group maintains a portfolio of committed bank facilities with a group of high quality international banks amounting to £620 million as at 31 March 2001 (2000: £765 million). All these facilities expire within one year, although facilities of £495 million contain 12 month term out options under which the Company has the option of drawing funds for this period prior to the stated expiry date. The facilities act as a store of liquidity as well as providing support for the Group's commercial paper programme and other borrowing activity. As at 31 March 2001 there were no drawings under these facilities (2000: £nil).

The Group aims to structure debt issues so that not more than 25 per cent of borrowings mature in any one financial year. The repayment analysis of the Group's borrowings is set out in Note 23 to the financial statements. As at 31 March 2001 the weighted average maturity of the Group's borrowings was 3.2 years (2000: 2.7 years).

Currency risk

The Group is subject to currency exposure on the translation of the net assets of its overseas subsidiaries, principally in the US. The Group limits the effects of exchange rate fluctuations on the value of its shareholder funds by borrowing in the same currencies as the operating currencies of its overseas subsidiaries. Company policy requires that foreign currency denominated borrowings are matched to a value at least equivalent to the Group's foreign currency denominated tangible net assets. Exchange movements on foreign currency liabilities created in the UK for this purpose are taken directly to reserves. The Group does not actively hedge exchange rate movements on the translation of overseas profits except where those profits are matched by foreign currency interest costs.

The Group faces currency exposure on overseas trade purchases made predominantly in currencies other than the operating subsidiaries' functional currency. Forward contracts are used to hedge a proportion of the Group's future overseas purchases, which may be either contracted or uncontracted. Gains and losses on these contracts are deferred until recognition of the purchase, which is normally within one year.

Credit risk

Group policy requires that credit exposure may only be taken on a limited basis with banks or financial institutions that maintain a strong credit rating. Counterparty positions are monitored on a regular basis. The Group controls its dealing activity by providing dealing mandates to, and operating standard settlement instructions with, its banking counterparties.

Euro

Whilst UK membership of the EMU remains uncertain, the Group is continuing with preparations to ensure that we will be ready to conduct business in euros in the event that the UK joins the EMU.

Balance sheet

The disposal of Homebase substantially improved the liquidity of the Group, reducing net debt to £859 million and gearing to 17 per cent (2000: 27 per cent), although the full year impact of the benefit to the fixed charge cover (the number of times interest including operating lease charges is covered by available profit) will not materialise until the current financial year.

Shareholders' funds increased by £173 million to £4,964 million and with the reduced gearing we have a strong balance sheet to fund the major investment programmes in the supermarket business over the next three years.

	2001 £m	2000 £m
Fixed assets	**6,657**	6,977
Current assets[1]	**3,710**	3,575
Short-term creditors	**(4,325)**	(4,720)
Net current liabilities	**(615)**	(1,145)
Total assets less current liabilities	**6,042**	5,832
Long-term creditors	**(1,000)**	(993)
Provisions	**(78)**	(48)
Total net assets	**4,964**	4,791
Equity shareholders' funds	**4,911**	4,742
Minority interests	**53**	49
Capital employed	**4,964**	4,791

1 Includes £420 million (2000: £353 million) due in more than one year.

Shareholder return

The share price increased from 283 pence at the start of the financial year to 385 pence at 31 March 2001 with a range of 272 pence to 431 pence. The Company's equity market capitalisation at 31 March 2001 was £7.5 billion.

Total shareholder return (the increase in the value of a share including reinvested dividends) increased by 43 per cent over the year, with J Sainsbury ranked fifth over its peer group of 13 European retailers.

Group performance and dividends

The Group's principal activities are food retailing and financial services. The profit on the ordinary activities of the Group before tax amounted to £434 million (2000: £509 million).

The Directors are proposing the payment of a final dividend of 10.30 pence per share on 27 July 2001 to shareholders on the Register at the close of business on 8 June 2001; together with the interim dividend paid of 4.02 pence per share, this makes a total dividend for the year of 14.32 pence per share (2000: 14.32 pence per share).

A description of the performance of the main operating companies during the period and likely future developments is contained in the Chairman's statement, the Group Chief Executive's review and the operating review on pages 3 to 13 of the Annual Review and Summary Financial Statement.

During the year the Homebase business was sold, as described in Note 4 to the financial statements. Sainsbury's Egypt was sold after the year-end, as described in Note 5 to the financial statements.

Annual General Meeting

The Notice of the Annual General Meeting of shareholders and explanatory notes explaining the special business to be transacted at the meeting is sent to shareholders with this report.

At the AGM, resolutions will be proposed to re-appoint PricewaterhouseCoopers as Auditors, to grant the Directors the authority to make political donations and expenditure, to renew the Directors' authority under the employee Savings-Related Share Option Scheme (SAYE), to amend the J Sainsbury Discretionary Share Option Scheme 1996 and to enable the Company to make market purchases of its own shares up to a limit of approximately 10 per cent of the issued share capital.

In accordance with the Articles of Association, Ian Coull will retire by rotation and will seek re-appointment. Ian Coull has a service contract on a 12 month rolling basis. Jamie Dundas and Lord Levene of Portsoken who were both appointed since the last AGM, will also retire and seek re-appointment. Sir Clive Thompson will retire and not seek re-appointment.

Changes to the Board

The current Directors are listed on pages 16 and 17 of the Annual Review and Summary Financial Statement.

Jamie Dundas joined the Board on 1 September 2000 and Lord Levene joined the Board on 1 May 2001. Dino Adriano and Sir Terence Heiser retired from the Board on 26 May 2000 and 26 July 2000, respectively. All the other Directors served throughout the period.

Directors' interests

No Director had, during or at the end of the year, any interest in any contract of significance to the Group's business.

Details of the Directors' interests in the ordinary shares and options over ordinary shares of the Company are set out in the Report of the Remuneration Committee on pages 9 to 13.

Share capital

The changes in the issued share capital of the Group are shown in Note 27 to the financial statements. A total of 6.3 million shares (2000: 6.3 million) with a nominal value of £1.6 million (2000: £1.6 million) were allotted for the Group's employee share schemes. Additionally, 6.8 million shares (2000: 21.6 million) were purchased in the market for £22 million (2000: £77 million) to satisfy obligations under the Group's schemes (see Note 27). The purchases represent 0.4 per cent (2000: 1.1 per cent) of the issued share capital.

The Company operates a Dividend Reinvestment Plan. No new shares are allotted under this plan but the cash dividend of participating shareholders is used to purchase shares in the market. Some 27,400 shareholders have taken advantage of this scheme.

Substantial interests

The substantial interests in shares notified to the Company, are as follows:

Judith Portrait is a trustee of various settlements, including charitable trusts and a blind trust for Lord Sainsbury of Turville. As at 29 May 2001 the total holding of these trusts amounted to 28 per cent of the Company's share capital.

Christopher Stone, Andrew Cahn and John Rosenheim are trustees of various settlements, including charitable settlements. As at 29 May 2001 the total holdings of the trusts of which the above are trustees amounted to 5 per cent, 5 per cent and 3 per cent respectively.

As at 29 May 2001 the interests, beneficially and as trustees of charitable and other trusts of Lord Sainsbury of Preston Candover KG, the Hon. Simon Sainsbury and the Rt. Hon. Sir Timothy Sainsbury were 4 per cent, 3 per cent and 3 per cent respectively.

All the above include duplications.

Franklin Resources Inc. has a notifiable interest of 3 per cent.

Market value of properties

The Directors believe that the aggregate open market value of Group properties exceeds the net book value of £5 billion by a considerable margin.

Employees, social responsibility and the environment

The Company has well developed policies for fair and equal treatment of all employees and on social responsibility and the environment and has always encouraged employees to own shares in the Company. About one half of the UK employees are shareholders directly or through the Profit Sharing Scheme Trust. Further details are available on pages 14 and 15 of the Annual Review and Summary Financial Statement. The Company Environment Report describes the environmental policies adhered to by the Company and outlines progress in achieving objectives.

Policy on payment of suppliers

The policy of the Company and its principal operating companies is to agree terms of payment prior to commencing trade with a supplier and to abide by those terms based on the timely submission of satisfactory invoices. The Company subscribes to the DTI's Better Payment Practice Code on the prompt payment of suppliers. A copy of the guide can be obtained from the DTI, 1 Victoria Street, London SW1H 0ET. The performance of the operating companies in respect of payment to suppliers is contained in their accounts.

Donations

Donations to UK charitable organisations and local community projects amounted to £14 million, which is a substantial increase on the figure reported last year. For the first time we have included the value of donations in kind, (see page 14 of the Annual Review and Summary Financial Statement for further details). There were no political donations.

By order of the Board

Nigel Matthews OBE
Secretary
29 May 2001

The Company has complied throughout the period under review with all the provisions of the Combined Code of good practice in corporate governance as laid down in the Listing Rules of the Financial Services Authority. This statement together with the Report of the Remuneration Committee explains how the Company has applied the governance principles set out in Section 1 of the Combined Code.

J Sainsbury plc is committed to high standards of corporate governance in its business. The Company and its subsidiaries have clear terms of reference to guide the operations of the various boards in their decision making processes and in maintaining appropriate corporate governance standards.

The Board

Composition

The Board currently comprises five Executive Directors and six Non-Executive Directors, including the Chairman. Biographical details of the Directors and changes in the composition of the Board are provided in the Annual Review and Summary Financial Statement on pages 16 to 17. All the Non-Executive Directors are considered independent and Sir Clive Thompson is the nominated senior Non-Executive Director. New Non-Executive Directors are appointed for an initial term of two years and, subject to re-election, serve thereafter on a mutually agreed basis. On appointment they follow a process of induction to familiarise themselves with the Group's operations.

All Directors have access to the advice and services of the Company Secretary. There is an agreed procedure by which members of the Board may take independent professional advice in the furtherance of their duties.

Responsibilities

The Board is responsible to the shareholders for the strategic development of the Company, the management of the Company's assets in a way that maximises performance and the control of the operation of the business.

The Board meets 10 times a year and there is a list of matters reserved exclusively for its consideration. These, and the levels and nature of delegated authority, are reviewed annually. The Board approves the strategic plans of the Group and its annual budget and, throughout the year, reviews the performance of the operating subsidiaries against their budgets and targets.

The Group Chief Executive has authority delegated by the Board for implementing the strategy and for managing the Group. In doing so, he works with the Executive Committee comprising all of the Executive Directors and certain other senior executives of the Group.

The Group Chief Executive also chairs the Boards of Sainsbury's Supermarkets Ltd, Sainsbury's Bank plc and Shaw's Supermarkets Inc.

Other Board Committees

The Remuneration, Nomination and Audit Committees have written terms of reference which define their authorities, duties and membership. Details of membership are shown on pages 16 to 17 of the Annual Review and Summary Financial Statement.

The Remuneration Committee, comprised solely of the Non-Executive Directors, is responsible for making recommendations on the remuneration framework for all Executive Directors and determining the remuneration arrangements for individual Executive Directors. The report of the committee is set out on pages 9 to 13.

The Nomination Committee, whose membership includes a majority of Non-Executive Directors, advises the Board on the appointment of Directors.

The Audit Committee, comprised solely of Non-Executive Directors, is responsible inter alia for making recommendations on the accounting and reporting policies of the Company and on defining and monitoring internal financial control. The Committee receives regular reports from the Group Internal Audit Department and the external Auditors. It also reviews the interim and annual financial statements before they are considered by the Board.

The Head of Group Internal Audit has direct access to the Chairman of the Audit Committee. The Company's external Auditors attend Committee meetings and also have the opportunity of a private meeting with the Committee.

Internal control

The Company has complied with Section D2 of the Combined Code in respect of the Company's financial year ended 31 March 2001.

The Board has reviewed the effectiveness of its internal controls.

The Directors believe that proper accounting records are maintained and that financial information used within the business and for external publication is reliable. This belief is based on the maintenance of the Company's well established control framework comprising clear structures and accountabilities, well understood policies and procedures and budgeting and review processes.

The Group employs a Risk Self Assessment (RSA) process at Group level and in each of the operating subsidiaries, which it has developed over several years. This process defines the significant business risks and the controls in place to manage them. New areas are introduced for assessment as the business risk profile changes. The controls are monitored by each operating subsidiary through the RSA process itself, internal audit coverage and routine management review. The results are reviewed by the Boards of each of the operating subsidiaries and, following review by the Audit Committee, by the Group Board. Action is taken to address areas of non-compliance or to improve the effectiveness of controls. As part of this process, it was identified that weaknesses existed in the subsidiary in Egypt which contributed to the increase in reported losses. A number of actions were taken during the year to improve the standards of control. Their implementation was still in progress at the time of the decision by the Board to dispose of the business. The sale was completed after the year-end and is described in Note 5 to the financial statements.

Systems of internal financial and operational controls can only provide reasonable and not absolute assurance against material misstatements, loss or operational failure. Within these parameters, the Directors have confidence in the effectiveness of the internal controls of the Group's continuing operations.

Going concern

The Directors confirm that they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

Shareholder relations

The Company maintains a regular programme of meetings with major institutional shareholders to discuss information that is publicly available relating to the progress of the business. Developments in the Company's Internet site have improved the availability of published material, including results information and presentations, making it accessible to shareholders and customers at all times. The corporate website address is www.j-sainsbury.co.uk. At the Annual General Meeting the Directors welcome the opportunity to gather the views of private shareholders.

Many customers, and about one half of the UK employees, are also shareholders either directly or through the Profit Sharing Scheme Trust.

The following is a report by the Remuneration Committee which has been approved by the Board for submission to shareholders.

Composition and terms of reference

The Remuneration Committee's composition and terms of reference are in line with the Combined Code of the Financial Services Authority's Listing Rules. The Company complies fully with Section B of the Combined Code provisions on Directors' remuneration and Schedule B to the code in respect of the Remuneration Report content. The Committee is chaired by Sir Clive Thompson; the other members are Sir George Bull, Jamie Dundas, June de Moller, Keith Butler-Wheelhouse and Lord Levene.

Remuneration policy

The Remuneration Committee recommends to the Board a remuneration framework for Executive Directors and determines the remuneration arrangements for individual Executive Directors.

The Committee aims to maintain a remuneration policy consistent with the Company's business objectives which:

- attracts, retains and motivates high calibre Directors;
- is responsive to both personal and Company performance;
- aligns the interests of Directors with those of the shareholders by linking share and cash incentive payments to performance; and
- is based on information from independent remuneration sources and from within the retail sector as well as other large companies of a comparable size and complexity.

The main components of Executive Directors' remuneration are:

i) Basic salary

Basic salary for each Director is determined taking into account assessments of the Director's performance, experience and responsibility, together with market factors.

ii) Incentive arrangements

In addition to basic salary, the Company maintains incentive arrangements which combine an annual bonus plan with a long-term performance share plan.

The Committee believes that these arrangements provide for rewards which reflect an appropriate balance between personal performance and Company performance. As such they align the rewards of Directors with the Company's immediate business priorities and the long-term interests of shareholders.

The arrangements may be summarised as follows:

Annual Bonus Scheme - A cash bonus is payable subject to the achievement of both business and individual targets which are key to the businesses' performance. The bonus will be a percentage of salary (up to a maximum of 50 per cent for Executive Directors with lower maxima for other senior executives) calculated according to performance against achievement of profit before tax targets and individual business targets.

Long Term Performance Share Plan - This Plan allows shares to be allocated to individuals but not released to them unless future performance criteria are met. The number of shares allocated will depend on the Company's long-term performance compared with a sample of comparator companies. The measure used to compare the Company's relative performance is total shareholder return being the increase in the value of a share, including reinvested dividends, over a three year period. Initial share allocation will be based on a percentage of salary (up to 50 per cent for Executive Directors). After three years have elapsed and subject to the Company's position in the comparator group, some or all of the initial allocation may be released to the individual. No shares will be allocated if the Company's performance is below the median of the comparator group. Subject to the Company's position in the comparator group the first release will be made after the end of the Company's 2001-02 financial year.

Executive Share Option Scheme - Grants are normally made annually to a value of one times annual basic salary for Directors and senior executives (and to a lesser value for other executives). Since 1995 these options have been subject to a performance criteria. Under the current performance criteria the Directors will only be able to exercise options granted in 1999 and subsequent years, if the Company achieves an average of 3 per cent per annum real growth in earnings per share (EPS) over three years. Where following a grant of options, the total value of a Director's outstanding share options exceeds four times annual remuneration, a more stringent performance criterion determined by the Remuneration Committee will apply in respect of such options.

iii) Other share options

Directors may hold options under the SAYE Scheme.

iv) Employee profit sharing

Directors participate in the Company's Employee Profit Sharing Scheme in the same way as all other employees. Although profit sharing is accounted for on an accruals basis, payments are not finally calculated and paid until after the Annual General Meeting. Accordingly, Directors' profit sharing is included on a paid basis in the table of Directors' emoluments on page 10, based on the profitability of the Group in the previous year.

Profit sharing in respect of the year ended 31 March 2001 will be paid in August 2001 and is expected to amount to approximately 1.0 per cent (2000: 1.2 per cent) of qualifying pay.

v) Benefits

Benefits include the provision of a company car and medical insurance premia.

Service contracts

Non-Executive Directors including the Chairman do not have service contracts. All service contracts for Executive Directors are on a 12-month rolling basis. Sir Peter Davis has a contract which unless otherwise terminated or renewed, will automatically terminate on 27 March 2004 at which point Sir Peter will be aged 62. In all other cases Executive Directors will normally retire on their 60th birthday.

Pensions

The Group's policy is to offer its most senior employees membership of the J Sainsbury Executive Pension Scheme.

The scheme is a funded, Inland Revenue approved, final salary, occupational pension scheme. Under the Group's pension arrangements, Directors are entitled after a minimum of 20 years of pensionable service to a pension on retirement at age 60 (or earlier in the event of 40 years' service, or ill health) of up to two thirds of their pensionable earnings (defined as salary in the last 12 months of service) subject to Inland Revenue limits. Pensions are also payable to dependants on death and a lump sum is payable if death occurs in service.

In the case of three Directors, the Company has agreed to make up that portion of the standard pension entitlement which is in excess of Inland Revenue limits. This last obligation is unfunded, although full provision of £762,000 has been made in respect of the year ended 31 March 2001 (2000: £269,000).

Directors' emoluments

The emoluments of the Directors of the Company were as follows:

	Note	Salary £000	Bonus[13] £000	Profit sharing £000	Benefits £000	Compensation for loss of office £000	Total 2001 £000	Total 2000 £000
Executive Directors								
John Adshead CBE		**300**	**111**	**3**	**15**	-	**429**	307
Ian Coull		**300**	**141**	**3**	**15**	-	**459**	314
Sir Peter Davis	1	**750**	**300**	**5**	**19**	-	**1,074**	68
Roger Matthews	2	**340**	**201**	**4**	**20**	-	**565**	140
Robin Whitbread		**269**	**99**	**3**	**15**	-	**386**	272
Dino Adriano	3	**150**	-	**6**	**27**	**1,237**	**1,420**	546
David Bremner	4	-	-	-	-	-	-	1,187
David Clapham	5	-	-	-	-	-	-	550
Kevin McCarten	4	-	-	-	-	-	-	812
Rosemary Thorne	6	-	-	-	-	-	-	602
Non-Executive Directors								
Sir George Bull		**225**	-	-	**17**	-	**242**	240
Keith Butler-Wheelhouse	7	**25**	-	-	-	-	**25**	13
June de Moller	7	**25**	-	-	-	-	**25**	13
Jamie Dundas	8	**16**	-	-	-	-	**16**	-
Sir Clive Thompson	9	**35**	-	-	-	-	**35**	35
Sir Terence Heiser GCB	10	**10**	-	-	-	-	**10**	31
Rt Hon Sir Timothy Sainsbury	11	-	-	-	-	-	-	7
Sir David Scholey CBE	12	-	-	-	-	-	-	25
Total 2001		**2,445**	**852**	**24**	**128**	**1,237**	**4,686**	5,162
Total 2000		2,695	-	108	158	2,201		5,162

1 Highest paid director. Appointed as a Director 1 March 2000.
2 Appointed as a Director 15 November 1999.
3 Retired as a Director 26 May 2000. Compensation for loss of office included a pension contribution of £218,000.
4 Retired as a Director 9 March 2000.
5 Retired as a Director 14 May 1999. Compensation for loss of office included a pension contribution of £171,000.
6 Retired as a Director 30 November 1999. Compensation for loss of office included a pension contribution of £87,000.
7 Appointed as a Director 23 September 1999.
8 Appointed as a Director 1 September 2000.
9 The fees of Sir Clive Thompson are remitted to Rentokil Initial plc.
10 Retired as a Director 26 July 2000.
11 Retired as a Director 21 July 1999.
12 Retired as a Director 1 February 2000.
13 Includes performance bonuses accrued but not paid in the financial year.

Directors' pension entitlements

The pension entitlements of the Directors who served during the year were as follows:

	Age	Length of service years	Additional pension earned in the year £000	Transfer value of increase £000	Accrued entitlements at year end £000
John Adshead CBE	56	12	19	300	151
Ian Coull	50	14	11	135	118
Sir Peter Davis	59	1	27	408	27
Roger Matthews	46	1	11	113	16
Robin Whitbread	50	32	18	235	145
Dino Adriano[1]	58	36	90	1,980	351

1 As at date of retirement as a Director.

The transfer value represents the capital sum that would be necessary to acquire the incremental annual pension earned in the year which would be payable each year from normal retirement age and therefore cannot be meaningfully added to annual remuneration. The accrued pension entitlement shown is the amount that would be paid each year following retirement based on retirement at age 60 (or at the date of retirement for Directors who have retired during the year). The increase in the additional pension earned during the year excludes any increase for inflation. Members of the scheme have the option of paying additional voluntary contributions. Neither these contributions nor the resulting benefits are shown in the above table.

Directors' interests

The Directors' interests in the ordinary shares of the Company and shares held in trust on behalf of Directors were as follows:

	Ordinary shares[1]		Long Term Incentive Plan[2]	Performance Share Plan[3]
	2001	2000		
John Adshead CBE	54,732	50,679	19,433	91,243
Ian Coull	32,434	30,963	21,031	93,248
Sir Peter Davis	100,000	100,000	-	-
Roger Matthews	50,000	25,000	-	62,500
Robin Whitbread	45,955	57,102	17,458	80,548
Sir George Bull	17,500	12,500	-	-
Keith Butler-Wheelhouse	3,300	-	-	-
June de Moller	1,500	1,500	-	-
Jamie Dundas	1,200	-[4]	-	-
Sir Clive Thompson	881	881	-	-

1 The ordinary shares above are beneficial holdings which include the Directors' personal holdings and those of their spouses and minor children, as well as holdings in family trusts of which a Director or his minor children are beneficiaries or potential beneficiaries. They include also the beneficial interest in shares which are held in trust under the J Sainsbury Profit Sharing Scheme.

2 Shares held in trust represent shares awarded to Directors under the Long Term Incentive Plan. Half of the bonus award made to Directors under the Plan in respect of the year ended 7 March 1998 was used to purchase shares at a price of 518 pence in May 1998. Subject to the rules of the Plan, these shares were released to the Director on 29 May 2001.

3 The Plan allows shares to be allocated to individuals, to be released to them in the form of options if a future performance criterion, based on a comparator group of companies is met. Subject to the Company's position in the comparator group the first release of the annual allocation will be made after the Company's 2001-02 financial year.

4 At date of appointment.

There were no changes to the Directors' interests in ordinary shares shown above between 31 March 2001 and 29 May 2001 with the exception to the release to certain Directors of shares held under the Long Term Incentive Plan as set out above.

Options over ordinary shares

The Directors' share options were as follows:

	Number of options					Weighted average exercise price pence	Range of exercise prices pence	Date	
	2 April 2000	Granted during the year	Exercised during the year	Lapsed during the year	31 March 2001			From which exercisable	Of expiry
Executive Share Option Scheme									
John Adshead CBE	119,437	-	-	-	**119,437**	**393**	**359-447**	**28.08.95**	**12.03.04**
Ian Coull	101,062	-	-	-	**101,062**	**425**	**359-447**	**28.08.95**	**12.03.04**
Robin Whitbread	96,868	-	29,180	-	**67,688**	**359**	**359**	**12.03.97**	**12.03.04**
Dino Adriano	129,047	-	-	-	**129,047**	**397**	**359-447**	**28.08.95**	**12.03.04**
Executive Share Option Scheme									
With performance criteria attached									
John Adshead CBE	241,113	110,294	-	-	**351,407**	**392**	**272-545**	**08.09.98**	**02.06.10**
Ian Coull	264,108	110,294	-	-	**374,402**	**394**	**272-545**	**08.09.98**	**02.06.10**
Sir Peter Davis	3,009,596	-	-	-	**3,009,596**	**261**	**261**	**01.03.03**	**01.03.10**
Roger Matthews	106,333	125,000	-	-	**231,333**	**294**	**272-320**	**24.11.02**	**02.06.10**
Robin Whitbread	224,746	95,588	-	-	**320,334**	**384**	**272-545**	**08.09.98**	**02.06.10**
Dino Adriano	395,078	-	-	-	**395,078**	**429**	**367-545**	**08.09.98**	**02.02.03**
SAYE scheme									
John Adshead CBE	2,528	1,179	1,234	-	**2,473**	**326**	**352-416**	**01.02.01**	**31.08.04**
Ian Coull	2,956	1,647	308	-	**4,295**	**272**	**253-299**	**01.02.02**	**31.08.06**
Roger Matthews	-	1,879	-	-	**1,879**	**299**	**299**	**01.03.04**	**31.08.04**
Robin Whitbread	4,529	993	220	1,959	**3,343**	**348**	**253-416**	**01.02.02**	**31.08.06**
Dino Adriano	2,563	-	671	1,892	**-**				

Details of options held at 31 March 2001 at prices below and above the market value of the shares are set out on page 13. The profit before dealing costs inherent in unexercised options capable of being exercised at a surplus granted under the Executive Share Option Scheme at 31 March 2001, subject to any performance criteria being met, are also set out on page 13.

Options over ordinary shares continued

	Unexercised options at prices below market value			Options at prices above market value	
	Range of option prices pence	Number of options	Inherent profit £000	Range of option prices pence	Number of options
John Adshead CBE	253-377	290,263	157	398-545	183,054
Ian Coull	253-377	257,451	149	447-545	222,308
Sir Peter Davis	260	3,009,596	3,747	-	-
Roger Matthews	272-320	233,212	212	-	-
Robin Whitbread	253-377	290,208	143	398-545	101,157
Dino Adriano	359-377	314,560	49	447-545	209,565

The above figures have been calculated by reference to a mid-market price on 30 March 2001 of 385 pence (2000: 283 pence). The range during the year ended 31 March 2001 was 272 pence to 431 pence.

Details of share options exercised by the Directors were as follows:

	Date of exercise	Number of shares exercised	Option price pence	Market price on date of exercise pence	Gains on options exercised £
John Adshead CBE	02.03.01	1,234	313	375	771
Ian Coull	02.03.01	308	313	375	192
Robin Whitbread	16.02.01	29,180	322	373	14,855
	02.03.01	220	313	375	138
Dino Adriano	22.11.00	351	313	396	291
	22.11.00	186	253	396	266
	29.11.00	134	292	413	163
					16,676

Gains on options exercised have been calculated using the differences between the share option price and the market price on the date of the exercise. Where shares have been retained by the individual, rather than sold, the gain shown is the notional gain at the date of exercise.

The Company's register of Directors' interests (which is open to inspection) contains full details of Directors' share dealings.

Approved by the Board on 29 May 2001

Sir Clive Thompson
Chairman of the Remuneration Committee

Statement of Directors' responsibilities in respect of the financial statements

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the period, and of the profit or loss of the Group for that period. In preparing financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the safeguarding of the assets of the Company and for taking reasonable steps for the prevention of fraud and other irregularities.

Independent Auditors' report to the members of J Sainsbury plc

We have audited the financial statements which comprise statutory primary financial statements such as the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, and the related notes and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of Directors and Auditors
The Directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the report of the Directors, the report of the remuneration committee and the statement of corporate governance.

We review whether the statement of corporate governance reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers London
Chartered Accountants and Registered Auditors 29 May 2001

Group profit and loss account

for the year ended 31 March 2001

	Note	2001 Before exceptional items £m	2001 Exceptional items £m	2001 Total £m	2000 Before exceptional items £m	2000 Exceptional items £m	2000 Total £m
Turnover including VAT and sales tax[1]		**18,441**	**-**	**18,441**	17,414	-	17,414
VAT and sales tax		**(1,197)**	**-**	**(1,197)**	(1,143)	-	(1,143)
Continuing operations		**15,954**	**-**	**15,954**	15,030	-	15,030
Discontinued operations		**1,290**	**-**	**1,290**	1,241	-	1,241
Turnover excluding VAT and sales tax	1	**17,244**	**-**	**17,244**	16,271	-	16,271
Cost of sales		**(16,037)**	**(45)**	**(16,082)**	(15,118)	(83)	(15,201)
Gross profit		**1,207**	**(45)**	**1,162**	1,153	(83)	1,070
Administrative expenses		**(571)**	**(34)**	**(605)**	(492)	(29)	(521)
Profit sharing	8	**(8)**	**-**	**(8)**	(10)	-	(10)
Amortisation of goodwill	13	**(16)**	**-**	**(16)**	(11)	-	(11)
Group administrative expenses		**(595)**	**(34)**	**(629)**	(513)	(29)	(542)
Continuing operations		**603**	**(78)**	**525**	652	(63)	589
Discontinued operations		**9**	**(1)**	**8**	(12)	(49)	(61)
Operating profit	2	**612**	**(79)**	**533**	640	(112)	528
Share of operating (loss)/profit in joint ventures		**(3)**	**-**	**(3)**	1	-	1
Profit on sale of properties	3	**-**	**70**	**70**	-	52	52
Disposal of Homebase operations	4	**-**	**21**	**21**	-	-	-
Impairment of Egyptian business	5	**-**	**(111)**	**(111)**	-	-	-
Disposal of operations - discontinued		**-**	**(90)**	**(90)**	-	-	-
Profit on ordinary activities before interest	1	**609**	**(99)**	**510**	641	(60)	581
Net interest payable	6	**(76)**	**-**	**(76)**	(72)	-	(72)
Underlying profit on ordinary activities before tax		**549**	**(99)**	**450**	580	(60)	520
Amortisation of goodwill		**(16)**	**-**	**(16)**	(11)	-	(11)
Profit on ordinary activities before tax	1, 7	**533**	**(99)**	**434**	569	(60)	509
Tax on profit on ordinary activities	10	**(181)**	**13**	**(168)**	(189)	27	(162)
Profit on ordinary activities after tax		**352**	**(86)**	**266**	380	(33)	347
Equity minority interest		**(4)**	**-**	**(4)**	2	-	2
Profit for the year		**348**	**(86)**	**262**	382	(33)	349
Dividends	11			**(274)**			(274)
Retained (deficit)/profit	29			**(12)**			75
Basic earnings per share	12			**13.8p**			18.3p
Underlying earnings per share[2]	12			**19.2p**			20.5p
Diluted earnings per share	12			**13.7p**			18.2p
Underlying diluted earnings per share[2]	12			**19.0p**			20.5p

1 Including VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.

2 Before amortisation of goodwill and exceptional items.

Group statement of total recognised gains and losses
for the year ended 31 March 2001

	2001 £m	2000 £m
Profit for the year	**262**	349
Currency translation differences on foreign currency net investments	**10**	3
Total recognised gains and losses relating to the year	**272**	352

There is no material difference between the above profit for the year and the historical cost equivalent.

Reconciliation of movements in equity shareholders' funds
for the year ended 31 March 2001

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit for the year	**262**	349	**174**	262
Dividends	**(274)**	(274)	**(274)**	(274)
	(12)	75	**(100)**	(12)
Currency translation differences	**10**	3	**62**	4
Goodwill on disposals charged to profit for the year	**149**	-	**-**	-
New share capital subscribed for less expenses of capital issues	**24**	21	**24**	21
Amounts deducted in respect of shares issued to the QUEST	**(2)**	(1)	**(2)**	(1)
Net movement in equity shareholders' funds	**169**	98	**(16)**	12
Opening equity shareholders' funds	**4,742**	4,644	**4,435**	4,423
Closing equity shareholders' funds	**4,911**	4,742	**4,419**	4,435

Balance sheets
at 31 March 2001 and 1 April 2000

	Note	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Fixed assets					
Intangible assets	13	**278**	316	**-**	-
Tangible assets	14	**6,215**	6,563	**535**	394
Investments	15	**164**	98	**5,370**	6,131
		6,657	6,977	**5,905**	6,525
Current assets					
Stocks	18	**763**	986	**-**	-
Debtors	19	**546**	320	**380**	120
Sainsbury's Bank	20	**1,914**	1,718	**-**	-
Investments	21	**12**	18	**-**	-
Cash at bank and in hand		**475**	533	**222**	237
		3,710	3,575	**602**	357
Creditors: falling due within one year					
Sainsbury's Bank	20	**(1,796)**	(1,607)	**-**	-
Other	22	**(2,529)**	(3,113)	**(762)**	(1,035)
		(4,325)	(4,720)	**(762)**	(1,035)
Net current liabilities		**(615)**	(1,145)	**(160)**	(678)
Total assets less current liabilities		**6,042**	5,832	**5,745**	5,847
Creditors: falling due after more than one year	22	**(1,000)**	(993)	**(1,266)**	(1,412)
Provisions for liabilities and charges	26	**(78)**	(48)	**(60)**	-
Total net assets		**4,964**	4,791	**4,419**	4,435
Capital and reserves					
Called up share capital	27	**483**	481	**483**	481
Share premium account	27	**1,401**	1,379	**1,401**	1,379
Revaluation reserve	28	**39**	39	**-**	-
Profit and loss account	29	**2,988**	2,843	**2,535**	2,575
Equity shareholders' funds		**4,911**	4,742	**4,419**	4,435
Equity minority interest		**53**	49	**-**	-
Total capital employed		**4,964**	4,791	**4,419**	4,435

Notes to the financial statements are on pages 20 to 39.

The financial statements on pages 15 to 39 were approved by the Board of Directors on 29 May 2001, and are signed on its behalf by

Sir Peter Davis Group Chief Executive

Roger Matthews Group Finance Director

Group cash flow statement
for the year ended 31 March 2001

	Note	2001 £m	2000 £m
Net cash inflow from operating activities	30	**922**	838
Returns on investments and servicing of finance			
Interest received		**55**	46
Interest paid		**(130)**	(109)
Interest element of finance lease rental payments		**(20)**	(17)
Net cash outflow from returns on investments and servicing of finance		**(95)**	(80)
Taxation		**(168)**	(218)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		**(951)**	(755)
Receipts from sale of tangible fixed assets		**453**	385
Purchase of own shares		**(18)**	(68)
Payments for intangible fixed assets		**(9)**	(6)
Net cash outflow from capital expenditure and financial investment		**(525)**	(444)
Acquisitions and disposals			
Acquisition of and investment in subsidiary and joint ventures		**(45)**	(293)
Investment in Sainsbury's Bank by minority shareholder		**4**	4
Proceeds from disposal of operations	31	**636**	-
Proceeds from disposal/(investment in) other fixed asset investments		**5**	(1)
Net cash inflow/(outflow) from acquisitions and disposals		**600**	(290)
Equity dividends paid		**(274)**	(294)
Net cash inflow/(outflow) before management of liquid resources and financing		**460**	(488)
Financing			
Issue of ordinary share capital		**24**	16
(Decrease)/increase in short-term borrowings		**(497)**	79
(Decrease)/increase in long-term borrowings		**(36)**	173
Capital element of finance lease rental payments		**(3)**	(4)
Net cash (outflow)/inflow from financing		**(512)**	264
Decrease in cash in the year		**(52)**	(224)
Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the year		**(52)**	(224)
Cash inflow/(outflow) from increase/(decrease) in debt and lease financing		**536**	(248)
Debt in subsidiaries acquired		**-**	(76)
New finance leases		**(28)**	(7)
Currency translation difference		**(51)**	(5)
Movement in net debt in the year	25	**405**	(560)
Net debt at the beginning of the year	25	**(1,264)**	(704)
Net debt at the end of the year	25	**(859)**	(1,264)

Basis of the financial statements
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties, in accordance with applicable accounting and financial reporting standards. No profit and loss account is presented for the Company as permitted by Section 230(3) of the Companies Act 1985.
The financial year represents the 52 weeks ended 31 March 2001 (prior year the 52 weeks ended 1 April 2000).

Consolidation
The Group's financial statements combine the results of the Company and all its subsidiaries, associated undertakings and joint ventures, to the extent of Group ownership.

The results of subsidiaries and associated undertakings are included in the Group profit and loss account from the date of acquisition, or in the case of disposals, up to the effective date of disposal.

The Group's interests in its joint ventures are accounted for using the gross equity method. The Group's interests in its associated undertakings are accounted for using the equity method. In a joint arrangement that is not an entity, the Group accounts for its own assets, liabilities and cash flows measured according to the terms of the agreement governing the arrangement.

Goodwill
Goodwill is recognised as an asset on the Group's balance sheet in the year in which it arises and, subject to impairment reviews, is amortised on a straight line basis over its finite life, a maximum of 20 years, and only under specific circumstances will it be assumed that goodwill has an indefinite economic life.

Goodwill arising on acquisitions prior to 8 March 1998 has been set off against reserves.

Turnover
Turnover consists of sales through retail outlets, sales of completed development properties and, in the case of Sainsbury's Bank plc, interest receivable, fees and commissions.

Cost of sales
Cost of sales consists of all costs to the point of sale including warehouse and transportation costs, all the costs of operating retail outlets and, in the case of Sainsbury's Bank plc, interest payable.

Deferred tax
Deferred tax is provided for all timing differences, only to the extent that it is likely that a liability will crystallise.

Intangible fixed assets
Pharmacy licences are included in intangible assets and amortised on a straight line basis over a useful economic life of 15 years.

Tangible fixed assets
Depreciation is provided on a straight line basis over the anticipated useful economic lives of the assets using the following rates:

Freehold buildings and leasehold properties
– 50 years, or the lease term if shorter

Fixtures, equipment (including computer software) and vehicles
– 3 to 15 years

Freehold land is not depreciated.

Capitalisation of interest
Interest incurred on borrowings for the financing of specific property developments is capitalised gross of tax relief.

Leased assets
Assets funded through finance leases are capitalised and the resulting lease obligations are included in creditors net of finance charges. Interest costs on finance leases are charged direct to the profit and loss account. Rentals under operating leases are charged on a straight line basis up to the date of the next rental review.

Pension costs
The costs of providing pensions for employees are charged in the profit and loss account in accordance with the recommendations of independent qualified actuaries. Any funding surpluses or deficits that may arise from time to time are amortised over the average service life of members of the relevant scheme.

Stocks
Stocks are valued at the lower of cost and net realisable value. Stocks at warehouses are valued at cost, those at retail outlets are valued at calculated average cost prices.

Foreign currencies
On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year-end exchange rates of the net investment in foreign undertakings, less exchange differences on foreign currency borrowings or forward contracts which finance or hedge those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

Financial instruments
Trading transactions denominated in foreign currencies are translated at the exchange rate at the date of the transaction.

The derivative financial instruments used by the Group to manage its interest rate and currency risks are interest rate swaps and swap options, cross currency swaps, forward rate contracts and currency options.

Interest payments or receipts arising from derivative instruments are recognised within net interest payable over the period of the contract. Any premia or discounts arising are amortised over the life of the instruments.

Forward currency contracts entered into with respect to trading transactions are accounted for as hedges, with the instrument's impact on profit deferred until the underlying transaction is recognised in the profit and loss account.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist and taken to the profit and loss account where the underlying exposure ceases to exist.

1 Segmental analysis of turnover, profit and net assets

2001	Turnover[1] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[2] £m
Food retailing and financial services - UK	13,085	475	(41)	434	4,847
Property development - UK	149	25	-	25	114
Food retailing - US	2,720	115	(10)	105	932
Continuing operations	15,954	615	(51)	564	5,893
DIY retailing - UK	1,210	48	63	111	-
Food retailing - Egypt	80	(35)	(111)	(146)	-
Discontinued operations	1,290	13	(48)	(35)	-
Total	17,244	628	(99)	529	5,893
Joint ventures		(3)	-	(3)	22
Goodwill amortisation		(16)	-	(16)	
		609	(99)	510	
Net interest payable		(76)	-	(76)	
Group profit before tax		533	(99)	434	
Non-operating assets and liabilities (not allocated)					(92)
Net borrowings (not allocated)[3]					(859)
Group net assets					4,964

2000	Turnover[1] £m	Profit on ordinary activities before tax: Before exceptional items £m	Exceptional items £m	Group total £m	Net assets[2] £m
Food retailing and financial services - UK	12,489	512	30	542	4,828
Property development - UK	165	16	-	16	123
Food retailing - US	2,376	79	(39)	40	796
Continuing operations	15,030	607	(9)	598	5,747
DIY retailing - UK	1,217	55	(51)	4	522
Food retailing - Egypt	24	(11)	-	(11)	18
Discontinued operations	1,241	44	(51)	(7)	540
Total	16,271	651	(60)	591	6,287
Joint ventures		1	-	1	26
Goodwill amortisation		(11)	-	(11)	
		641	(60)	581	
Net interest payable		(72)	-	(72)	
Group profit before tax		569	(60)	509	
Non-operating assets and liabilities (not allocated)					(258)
Net borrowings (not allocated)[3]					(1,264)
Group net assets					4,791

Turnover is disclosed by origin. There is no material difference in turnover by destination. Sales between the Group's business segments are not material.

1 Excludes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
2 Excludes borrowings and intercompany assets and liabilities.
3 Net borrowings include cash and current asset investments, excluding those of financial services.

2 Analysis of operating profit

	2001			2000		
	Continuing operations £m	Discontinued operations £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Turnover	**15,954**	**1,290**	**17,244**	15,030	1,241	16,271
Cost of sales	**(14,862)**	**(1,175)**	**(16,037)**	(13,953)	(1,165)	(15,118)
Exceptional cost of sales	**(45)**	**-**	**(45)**	(38)	(45)	(83)
Gross profit	**1,047**	**115**	**1,162**	1,039	31	1,070
Administrative expenses	**(465)**	**(106)**	**(571)**	(405)	(87)	(492)
Exceptional administrative expenses	**(33)**	**(1)**	**(34)**	(25)	(4)	(29)
Profit sharing (Note 8)	**(8)**	**-**	**(8)**	(9)	(1)	(10)
Amortisation of goodwill	**(16)**	**-**	**(16)**	(11)	-	(11)
Group administrative expenses	**(522)**	**(107)**	**(629)**	(450)	(92)	(542)
Operating profit	**525**	**8**	**533**	589	(61)	528

The exceptional operating costs comprise the following:

	2001 £m	2000 £m
Sainsbury's Supermarkets	**37**	27
Homebase	**-**	45
Shaw's Supermarkets	**8**	11
Exceptional cost of sales	**45**	83
Sainsbury's Supermarkets	**31**	12
Homebase	**1**	4
Shaw's Supermarkets	**2**	13
Exceptional administrative expenses	**34**	29
Total exceptional operating costs	**79**	112

The costs in Sainsbury's Supermarkets relate to the business transformation programme which involves significant changes across the whole business and includes infrastructure projects such as reinvigorating the entire store portfolio, modernising the supply chain, replatforming all IT systems and introducing new ways of working. By the end of the year, four unprofitable stores had been closed with the closure of a further seven underway.

At Shaw's Supermarkets, the reorganisation costs relate to the integration of 19 stores acquired from Grand Union. One unprofitable store was closed.

3 Profit on sale of properties

	2001 £m	2000 £m
Sale and leaseback of UK supermarket freeholds	**51**	82
Disposal of Shaw's Supermarkets' shopping centres	**-**	(15)
Disposal of Homebase properties (Note 4)	**43**	-
Other	**(24)**	(15)
	70	52

Property profits of £51 million were realised from the sale and leaseback of 10 Sainsbury's Supermarkets to an unrelated company for proceeds of £226 million. The leases are for 23 years at market rental, increasing by 1 per cent per annum over the period of the lease. They have been treated as operating leases.

4 Disposal of Homebase operations

On 21 December 2000, the Group agreed to sell the Homebase business for a total consideration of £975 million (net of costs), which comprised:

	Consideration (net of costs) £m
Sale of Homebase Limited to Schroder Ventures	
Cash	**422**
Loan notes	**75**
Sale of development sites to B&Q plc	**219**
Freehold properties retained	**259**
	975

The sale to Schroder Ventures was completed on 3 March 2001, with a final consideration based on completion accounts which are in the process of being agreed. The consideration included £422 million of cash and £75 million of loan notes with a 10 per cent coupon, repayable at the earlier of Schroder's disposal of Homebase or 2013.

The sale of the development sites to B&Q plc took place on 21 December 2000 and is subject to a refund mechanism in the event that any of the sites are not completed in specified time limits.

Agreement was reached on 31 March 2001 to sell £156 million of the freehold properties retained. The remaining properties, worth £103 million at independent valuation, have been retained for development and subsequent disposal.

£23 million was reinvested in the Homebase business in exchange for a 17.8 per cent share, comprising £1 million of equity and a further £22 million of 10 per cent loan notes (see Note 15).

Profit of £64 million was recognised in the year, £21 million for the disposal of the business and development sites to B&Q plc (after charging goodwill previously written off of £149 million) and £43 million as profit on disposal of properties (see Note 3). A further £20 million is anticipated on the disposal of the remaining properties, based on independent valuation.

5 Impairment of Egyptian business

The net assets of Egyptian Distribution Group SAE (EDGE) have been written down to reflect the estimated net realisable value. This resulted in a write off of £111 million, including £54 million of goodwill previously capitalised.

Subsequent to the year-end, the Group's 80.1 per cent interest in the business was sold to Mr A Nasharty, the Chairman of EDGE and owner of the remaining shares, for an initial consideration of $20 million (£14 million), with the Group settling the external overdraft and financing debts which amounted to £97 million at 31 March 2001. The sale was substantially completed on 24 May 2001. The trading result for the period from 1 April 2001 to 24 May 2001 and the costs of disposal will be included in the results for the year to 30 March 2002.

6 Net interest payable

	2001 £m	2000 £m
Interest receivable	**63**	36
Interest payable and similar charges		
Bank loans and overdrafts	**20**	28
Other loans	**123**	77
Finance leases	**20**	17
	163	122
Interest capitalised	**(24)**	(14)
	139	108
Net interest payable	**76**	72

Including interest receivable attributable to Sainsbury's Bank of £124 million (2000: £111 million) included in sales, and interest payable attributable to Sainsbury's Bank of £86 million (2000: £74 million) included in cost of sales, total interest receivable for the year ended 31 March 2001 amounted to £187 million (2000: £147 million) and total interest payable amounted to £249 million (2000: £196 million). Interest is capitalised at the weighted average cost of related borrowings, and of the interest capitalised, £16 million (2000: £10 million) has been capitalised into tangible fixed assets (see Note 14) and £8 million (2000: £4 million) has been capitalised into land held for and in the course of development during the financial year.

7 Profit on ordinary activities before tax

	2001 £m	2000 £m
Profit on ordinary activities before tax is stated after charging/(crediting):		
Depreciation - owned assets	**402**	394
- assets under finance leases	**7**	16
Amortisation of intangible assets	**17**	12
Pension costs (see Note 34)	**66**	64
Operating lease rentals - properties	**305**	257
- fixtures, equipment and vehicles	**7**	11
- receivable	**(10)**	(15)

The Auditors' remuneration amounted to £0.7 million (2000: £0.7 million) for the Group and £0.1 million (2000: £0.1 million) for the Company. The Auditors also received £12.9 million (2000: £5.2 million) for non-audit services relating to consultancy fees for business process reviews, systems implementation and taxation advice. The increase includes £4.3 million relating to Homebase systems development.

8 Employees

	2001 £m	2000 £m
Employees' remuneration and related costs during the year amounted to:		
Wages and salaries	**1,634**	1,633
Social security costs	**95**	103
Other pension costs	**66**	64
	1,795	1,800
Profit sharing	**8**	10
	1,803	1,810

The amount provided for profit sharing for the UK retail companies is calculated based on the operating profits and net interest reflected in the financial statements of the participating companies. Employees participate in the Profit Sharing Scheme after completing one financial year's service and obtain full benefits after the third year. Profit sharing may be taken in cash under the Cash Trust or, subject to the statutory maximum, in shares under the Share Trust. The number of shares allotted to Profit Sharing Scheme participants in August 2000 is set out in Note 27. At 31 March 2001, the Trustees of the J Sainsbury Profit Sharing Scheme Share Trust held 7.9 million shares (2000: 9.8 million) on behalf of 56,800 participants (2000: 55,300) in the Scheme.

	2001 Number 000's	2000 Number 000's
The average number of employees during the year was:		
Full-time	**55.9**	60.2
Part-time	**129.3**	129.0
	185.2	189.2
Full-time equivalent	**111.6**	116.9

9 Advances to Directors and connected persons

As at 31 March 2001, authorisations, arrangements and agreements entered into by Directors and connected persons in the normal course of business with Sainsbury's Bank amounted to £29,000 (2000: £37,000) (number of persons: 4 (2000: 5)).

The details of Directors' emoluments and interests are set out in the report of the Remuneration Committee on pages 9 to 13.

10 Tax on profit on ordinary activities

	2001 £m	2000 £m
The tax charge based on the profit for the year is:		
UK Corporation tax at 30% (2000: 30%)	**181**	200
Over provision in prior periods - UK	**(6)**	-
	175	200
Less double tax relief	**(19)**	(20)
	156	180
Deferred tax	**1**	3
Overseas tax - current	**30**	10
Overseas tax - deferred	**(6)**	(4)
Taxation on exceptional items	**(13)**	(27)
	168	162

The taxation credit on exceptional items comprises a tax credit of £15 million (2000: £27 million) on the operating exceptional items and a tax charge of £2 million (2000: £nil) on the divestment of Homebase.

11 Dividends

	2001 pence per share	2000 pence per share	2001 £m	2000 £m
Interim	**4.02**	4.02	**77**	77
Final proposed	**10.30**	10.30	**197**	197
	14.32	14.32	**274**	274

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held by the Employee Share Ownership Trusts (see Note 15) which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

	2001 million	2000 million
Weighted average number of shares in issue	**1,901.5**	1,913.5
Weighted average number of dilutive share options	**9.9**	4.1
Total number of shares for calculating diluted earnings per share	**1,911.4**	1,917.6

The alternative measure of earnings per share is provided because it reflects the Group's underlying trading performance by excluding the effect of amortisation of goodwill and exceptional items.

	2001		2000	
	Earnings £m	Per share amount pence	Earnings £m	Per share amount pence
Basic earnings per share	**262**	**13.8**	349	18.3
Amortisation of goodwill	**16**	**0.8**	11	0.6
Exceptional items net of tax				
Operating profit	**64**	**3.4**	84	4.4
Profit on sale of properties, disposal of operations and impairment write down	**22**	**1.2**	(52)	(2.8)
Underlying earnings per share before amortisation of goodwill and exceptional items	**364**	**19.2**	392	20.5
Diluted earnings per share	**262**	**13.7**	349	18.2
Underlying diluted earnings per share before amortisation of goodwill and exceptional items	**364**	**19.0**	392	20.5

13 Intangible fixed assets

	Goodwill £m	Pharmacy licences £m	Total £m
Cost			
At 2 April 2000	313	16	329
Disposal of subsidiary	(8)	-	(8)
Additions	-	16	16
Exchange adjustments	22	-	22
At 31 March 2001	**327**	**32**	**359**
Amortisation			
At 2 April 2000	11	2	13
Impairment of Egyptian business	51	-	51
Charge for the year	16	1	17
At 31 March 2001	**78**	**3**	**81**
Net book value			
At 31 March 2001	**249**	**29**	**278**
At 1 April 2000	302	14	316

14 Tangible fixed assets

	Group			Company
	Properties £m	Fixtures, equipment and vehicles £m	Total £m	Properties £m
Cost or valuation				
At 2 April 2000	5,968	3,664	9,632	399
Additions (see below)	618	338	956	521
Disposals	(579)	(426)	(1,005)	(376)
Disposal of subsidiary	(231)	(489)	(720)	-
Exchange adjustments	79	37	116	-
At 31 March 2001	**5,855**	**3,124**	**8,979**	**544**
Accumulated depreciation				
At 2 April 2000	904	2,165	3,069	5
Charge for the year	92	317	409	4
Disposals	(68)	(332)	(400)	-
Disposal of subsidiary	(96)	(316)	(412)	-
Impairment of Egyptian business	37	13	50	-
Exchange adjustments	26	22	48	-
At 31 March 2001	**895**	**1,869**	**2,764**	**9**
Net book value				
At 31 March 2001	**4,960**	**1,255**	**6,215**	**535**
At 1 April 2000	5,064	1,499	6,563	394
Capital work-in-progress included above				
At 31 March 2001	**132**	**16**	**148**	**-**
At 1 April 2000	124	125	249	-

Interest capitalised included in additions amounted to £16 million (2000: £10 million). Accumulated interest capitalised included in the cost or valuation total above amounts to £251 million (2000: £247 million) for the Group and £nil (2000: £nil) for the Company.

14 Tangible fixed assets continued

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
The net book value of properties comprised:				
Freehold	3,852	3,796	284	170
Long leasehold	647	790	251	224
Short leasehold	461	478	-	-

Analysis of finance leases - Group	2001 Properties £m	2001 Fixtures, equipment and vehicles £m	2001 Total £m	2000 Properties £m	2000 Fixtures, equipment and vehicles £m	2000 Total £m
Cost	185	-	185	145	1	146
Depreciation	56	-	56	45	1	46
Net book value	129	-	129	100	-	100

Analysis of properties	Group Cost £m	Group Valuation £m	Company Cost £m	Company Valuation £m
At 31 March 2001				
Freehold				
Cost	4,304		286	
1973 valuation		2		-
1992 valuation		62		-
Long leasehold				
Cost	811		258	
1973 valuation		3		-
1992 valuation		22		-
Short leasehold				
Cost	651		-	
	5,766	89	544	-

The Group has followed the transitional provisions in FRS 15, Tangible Fixed Assets, to retain the book value of land and buildings, certain of which were revalued in 1973 and 1992, without updating the valuations. The 1973 valuation, covering substantially the whole of the Group's properties at that time, was made on the basis of open market values by Healey & Baker and G.L. Hearn and Partners. The 1992 valuation, covering a number of non-retail properties, was made on the basis of open market values by J. Trevor & Sons.

If the properties included at valuation had been included at cost, the cost and accumulated depreciation figures at 31 March 2001 would have been:

	Group Cost £m	Group Depreciation £m	Company Cost £m	Company Depreciation £m
Freehold	4,326	513	286	2
Long leasehold	827	180	258	7
Short leasehold	654	193	-	-

15 Fixed asset investments

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Subsidiaries (Note 16)			5,320	6,115
Joint ventures (Note 17)	22	26	9	16
Own shares at cost[1]	88	70	-	-
Other unlisted investments at cost	54	2	41	-
	164	98	5,370	6,131

1 The Group owned 25,482,870 (2000: 19,469,350) shares at 31 March 2001 with a nominal value of £6.4 million (2000: £4.9 million).

433,297 shares (2000: 415,186 shares) are held in an Employee Share Ownership Trust (ESOT) on behalf of certain Directors and senior executives under the Group's Long Term Incentive Plan in respect of an award dated 29 May 1998. Under this Plan, awards under which have now ceased, an amount equal to 50 per cent of the annual bonus of participating Directors and senior employees was retained and used by the Company to purchase shares in the Company. It is a condition of the Plan that the shares are held by the ESOT for a period of three years from the date of the award. On the third anniversary of the award, beneficial ownership of the shares transferred to those Directors and senior employees who remain in the Company's employment or who have left for certain permitted reasons. The cost for the long-term incentive scheme is reflected in the relevant year's profit and loss account and shares are purchased at fair value from the market. The increase in the number of shares held by the Trust is the result of the reinvestment of dividends.

704,164 shares (2000: 704,164) are held by an ESOT on behalf of certain Directors and senior employees under the Group's Long Term Performance Share Plan in respect of an award dated 26 July 1999. All participants remaining in the Company's employment, or leaving for certain permitted reasons, are entitled to receive a grant of option after a period of three years to purchase the shares awarded to them for the sum of £1, at any time during the 10 years following the date of grant. The participants' entitlement to receive the grant depends on the Company's total shareholder return (TSR), compared to a peer group of companies, over the three-year period from the original award. If the appropriate level of TSR is not achieved, the entitlement to receive a grant of option will lapse. A charge is taken to the profit and loss account only when it becomes clear that a grant will be made.

24,345,409 shares (2000: 18,350,000) are held by an ESOT for the Colleague Share Option Plan (see Note 27). There is no charge to the profit and loss account because substantially all UK employees are entitled to participate in the Plan.

The market value of the shares held by the ESOTs at 31 March 2001 was £98.1 million (2000: £55.1 million).

The ESOTs waive the rights to the dividends receivable in respect of the shares held under all the above schemes except for the Long Term Incentive Plan.

Unlisted investments include the 17.8 per cent investment (£23 million) in the Homebase business (see Note 4).

16 Investment in subsidiaries

The Company's principal operating subsidiaries are:

	Share of ordinary allotted capital and voting rights	Country of registration or incorporation
Sainsbury's Supermarkets Ltd (food retailing)	100%	England
J Sainsbury Developments Ltd (property development)	100%	England
Shaw's Supermarkets Inc.[1] (food retailing)	100%	USA
Sainsbury's Bank plc (banking)	55%	England
Egyptian Distribution Group SAE (food retailing)	80.1%	Egypt

1 Not directly owned by J Sainsbury plc.

All principal operating subsidiaries operate in the countries of their registration or incorporation.

16 Investment in subsidiaries continued

Sainsbury's Bank plc's audited financial statements are drawn up to 28 February 2001 to conform with Bank of Scotland (the 45 per cent shareholder) and Shaw's Supermarkets Inc's audited financial statements are drawn up to 3 March 2001. Management accounts have been used to include the Sainsbury's Bank plc and Shaw's Supermarkets Inc. results up to 31 March 2001. All other principal operating subsidiaries have been included up to 31 March 2001.

Summary of movements – Company	Shares (at cost) £m	Long-term capital advances £m	Total net investment £m
At 2 April 2000	4,847	1,268	6,115
Investment in subsidiaries	11	–	11
Net repayment of long-term capital advances	–	(806)	(806)
At 31 March 2001	**4,858**	**462**	**5,320**

17 Investment in joint ventures

The Group's principal joint ventures were:

	Year end	Share of ordinary allotted capital	Country of registration or incorporation
Hedge End Park Limited (property investment – UK)			
Ordinary shares (other shareholder Marks and Spencer p.l.c.)	**31 March**	**50%**	**England**
taste.co.uk			

Hedge End Park Limited

For the year ended 31 March 2001, the Group's share of turnover amounted to £2 million (2000: £2 million) and its share of operating profit amounted to £1 million (2000: £1 million). At 31 March 2001, the Group's share of gross assets amounted to £13 million (2000: £26 million) and its share of gross liabilities amounted to £3 million (2000: £11 million). The investment in Hedge End Park Limited is held directly by the Company.

taste.co.uk

The Group's interest has been accounted for as a joint arrangement on the basis of a contract between Sainsbury's Supermarkets Limited and Carlton Communications plc to establish a joint venture to be called 'taste'. For the year ended 31 March 2001, the Group's 50 per cent share of turnover amounted to £1 million (2000: £nil) and its 50 per cent share of operating loss amounted to £4 million (2000: £nil).

Summary of movements	Shares (at cost) £m	Group share of post acquisition reserves £m	Long-term capital advances £m	Total £m
Group				
At 2 April 2000	6	10	10	26
Repayment of long-term capital advances	–	–	(7)	(7)
Share of retained profit	–	3	–	3
At 31 March 2001	**6**	**13**	**3**	**22**
Company				
At 2 April 2000	6		10	16
Repayment of long-term capital advances	–		(7)	(7)
At 31 March 2001	**6**		**3**	**9**

18 Stocks

	2001 £m	2000 £m
Goods for resale	**631**	868
Land held for and in the course of development	**132**	118
	763	986

19 Debtors

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Trade debtors	**80**	54	**-**	-
Amounts owed by subsidiaries			**16**	-
Other debtors due in less than one year	**297**	142	**289**	117
Other debtors due in more than one year[1]	**87**	24	**75**	-
Prepayments	**82**	100	**-**	3
	546	320	**380**	120

1 Other debtors due in more than one year includes £75 million of vendor loan notes received on the sale of Homebase (see Note 4).

20 Current assets and creditors of Sainsbury's Bank

	2001 £m	2000 £m
Current assets		
Treasury bills and other eligible bills	**59**	64
Loans and advances to banks	**605**	542
Loans and advances to customers[1]	**781**	684
Debt securities	**422**	399
Prepayments and accrued income	**47**	29
	1,914	1,718
Creditors: due within one year		
Customer accounts	**1,766**	1,590
Accruals and deferred income	**30**	17
	1,796	1,607

1 Loans and advances to customers include £333 million (2000: £329 million) of loans and advances repayable in more than one year (see Note 24).

In addition to the above assets and liabilities, Sainsbury's Bank had fixed assets of £6 million at 31 March 2001 (2000: £5 million).

21 Current asset investments

	2001 £m	2000 £m
Investments listed on a recognised stock exchange at cost (equivalent to market value)	**1**	4
Unlisted investments at cost	**11**	14
	12	18

22 Creditors

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Due within one year				
Bank loans and overdrafts	**159**	178	**119**	13
8.25% Bond - December 2000	**-**	150	**-**	150
US $200 million 6.25% Notes - March 2002	**141**	-	**141**	-
Short-term notes	**70**	523	**70**	523
Obligations under finance leases	**4**	3	**-**	-
Total short-term borrowings	**374**	854	**330**	686
Trade creditors	**1,054**	1,148	**-**	-
Amounts due to subsidiaries			**106**	34
Corporation tax	**127**	128	**35**	26
Social security and other taxes	**121**	132	**42**	57
Other creditors	**460**	428	**5**	16
Accruals	**196**	226	**47**	19
Proposed dividend	**197**	197	**197**	197
	2,529	3,113	**762**	1,035
Due after more than one year				
Bank and other loans	**360**	385	**360**	350
Medium-term notes	**233**	115	**233**	115
US $200 million 6.25% Notes - March 2002	**-**	125	**-**	125
7.25% Bond - June 2002	**200**	200	**200**	200
8% Irredeemable Unsecured Loan Stock	**3**	3	**3**	3
Obligations under finance leases	**176**	133	**-**	-
Total borrowings due after one year	**972**	961	**796**	793
Amounts due to subsidiaries			**470**	597
Other creditors	**28**	32	**-**	22
	1,000	993	**1,266**	1,412

Bank and other loans includes debt of £350 million (2000: £350 million) which is repayable in December 2003. Interest is payable at a fixed rate of 6.54 per cent.

23 Summary of borrowings

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Due within one year				
Bank and other loans	**370**	851	**330**	686
Obligations under finance leases	**4**	3	**-**	-
Due after one and within two years				
Bank and other loans	**217**	192	**217**	167
Obligations under finance leases	**10**	4	**-**	-
Due after two and within five years				
Bank and other loans	**405**	566	**405**	556
Obligations under finance leases	**20**	18	**-**	-
Due after five years				
Bank and other loans	**174**	70	**174**	70
Obligations under finance leases	**146**	111	**-**	-
	1,346	1,815	**1,126**	1,479

Obligations under finance leases due after five years at 31 March 2001 are repayable by instalment. Bank and other loans due after five years are not repayable by instalment.

24 Financial instruments

The financial assets and financial liabilities analysed below include fixed rate financial assets of £105 million (2000: £7 million), financial assets on which no interest is paid (i.e. debtors receivable in more than one year) of £6 million (2000: £15 million) and financial liabilities on which no interest is paid of £28 million (2000: £32 million) which are not included in Group net debt, as analysed in Note 25. Debtors receivable and creditors payable in less than one year, and the current assets and current liabilities of Sainsbury's Bank are excluded from the analysis. The Group's policies and procedures in relation to its treasury management, including management of interest rate and currency risk, are set out in the operating and financial review on pages 2 to 6.

Fair values of financial assets and financial liabilities	2001 Book value £m	2001 Fair value £m	2000 Book value £m	2000 Fair value £m
Primary financial instruments held or issued to finance Group operations				
Borrowings due within one year	**(374)**	**(376)**	(854)	(857)
Borrowings due after one year	**(972)**	**(995)**	(961)	(953)
Other creditors	**(28)**	**(28)**	(32)	(32)
Deposits maturing within one year	**487**	**487**	551	551
Deposits maturing after one year	**105**	**105**	7	7
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	**-**	**19**	-	3
Currency swaps	**-**	**-**	-	(3)

Fair values of financial assets and financial liabilities have been calculated by discounting future cash flows at prevailing interest and exchange rates.

The above analysis includes finance leases with a capitalised value of £180 million (2000: £136 million). These leases primarily finance stores in the Group's US operations and it is not practicable to estimate the fair value of these loans as no appropriate external benchmark is available. They are therefore included at book value.

Financial assets

After taking into account various interest rate and currency swaps the interest rate profile of the Group's financial assets was:

	Total £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is paid £m
Sterling	**982**	**877**	**105**	**-**
US Dollar	**142**	**136**	**-**	**6**
At 31 March 2001	**1,124**	**1,013**	**105**	**6**
Sterling	767	747	7	13
US Dollar	140	138	-	2
Other	6	6	-	-
At 1 April 2000	913	891	7	15

Floating rate financial assets comprise bank balances linked to bank base rate and money market fund balances, deposits and commercial paper investments bearing interest rates linked to LIBOR. The fixed rate financial assets have a weighted average interest rate of 9.85 per cent (2000: 7.75 per cent) fixed for an average period of 11.4 years (2000: 5.2 years). The financial assets on which no interest is paid have a weighted average period until maturity of 2 years.

24 Financial instruments continued

Financial liabilities

After taking into account various interest rate and currency swaps, the interest rate profile of the Group's financial liabilities was:

	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Average time for which rate is fixed years
Sterling	**860**	**657**	**203**	**-**	**7.26**	**1.9**
US Dollar	**943**	**630**	**285**	**28**	**9.52**	**7.0**
Other	**97**	**97**	**-**	**-**	**-**	**-**
At 31 March 2001	**1,900**	**1,384**	**488**	**28**	**8.58**	**4.9**
Sterling	1,296	1,079	204	13	7.26	2.9
US Dollar	861	486	356	19	8.82	7.0
Other	31	31	-	-	-	-
At 1 April 2000	2,188	1,596	560	32	8.25	5.5

Floating rate financial liabilities comprise bank borrowings and commercial paper, linked to bank base rate and LIBOR, and fixed-rate long-term borrowings swapped into floating rate LIBOR. Financial liabilities on which no interest is paid do not have predetermined dates of payment and therefore, a weighted average period of maturity cannot be calculated.

The above analysis includes four interest rate swaps which convert fixed rate financial liabilities of £350 million at 6.54 per cent, £100 million at 6.875 per cent and £19 million at 7.36 per cent and nominal $200 million at 6.40 per cent into floating rate sterling and US dollar LIBOR, and one interest rate swap which converts $150 million floating rate borrowing into a fixed-rate financial liability at 6.95 per cent.

The above analysis excludes a cancellable swap in a notional principal amount of £150 million under which the Company pays a fixed rate of 4.09 per cent and receives floating rate LIBOR. The counterparty may exercise an option to cancel the swap on quarterly dates through to August 2030.

In addition to the above, the Group's provision of £18 million (2000: £40 million) for onerous leases meets the definition of a financial liability. This financial liability is considered to be a floating rate financial liability as, in establishing the provision, the cash flows have been discounted. The discount rate is re-appraised at each half-yearly reporting date to ensure that it reflects current market assessments of the time value of money and the risks specific to the liability.

Currency exposures

After taking into account forward contracts the Group had euro denominated monetary assets of £36 million and US dollar denominated monetary assets of £7 million. Excluded from these figures are non-sterling borrowings undertaken by the Company to hedge investments in overseas operations.

Gains and losses on hedges

The Group's off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of hedges, excluding Sainsbury's Bank (see below), were:

	Unrecognised: Gain £m	Unrecognised: Loss £m	Unrecognised: Total gain/loss £m	Deferred: Gain £m	Deferred: Loss £m	Deferred: Total gain/loss £m
Gains and losses on hedges at 1 April 2000	3	(3)	-	-	(6)	(6)
Arising in previous years included in 2000-01 income	(2)	-	(2)	-	6	6
Gains and losses not included in 2000-01 income						
Arising in previous years	**1**	**(3)**	**(2)**	**-**	**-**	**-**
Arising in 2000-01	**24**	**(3)**	**21**	**1**	**(11)**	**(10)**
Gains and losses on hedges at 31 March 2001	**25**	**(6)**	**19**	**1**	**(11)**	**(10)**
Of which:						
Gains expected to be included in 2002 income	**-**	**(2)**	**(2)**	**1**	**(11)**	**(10)**
Gains and losses expected to be included in 2003 income or later	**25**	**(4)**	**21**	**-**	**-**	**-**

24 Financial instruments continued

Financial instruments – Sainsbury's Bank

The financial assets and financial liabilities of Sainsbury's Bank are shown separately as current assets and current liabilities in the Group balance sheet (see Note 20). The management of the Bank's treasury operations is separate from that of the Group, as described on page 5 of the operating and financial review.

Sainsbury's Bank's exposure to movements in interest rates is shown in the following table which discloses the interest rate re-pricing profile of assets and liabilities as at 31 March 2001. Any asset (or positive) gap position reflects the fact that the Bank's financial assets re-price more quickly, or in greater proportion than liabilities in a given time period and will tend to benefit net interest rate income in a rising interest rate environment. A liability (or negative) gap exists when liabilities re-price more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining rate environment. Items are allocated to time bands by reference to the earlier of the next contractual interest rate re-pricing date and the maturity date.

Interest rate sensitivity table of Sainsbury's Bank at 31 March 2001	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 3 years £m	Over 3 years but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets								
Eligible bank bills	59	-	-	-	-	-	-	59
Loans and advances to banks	535	40	30	-	-	-	-	605
Loans and advances to customers	390	18	40	191	141	1	-	781
Debt securities	422	-	-	-	-	-	-	422
Other assets	-	-	-	-	-	-	53	53
Total assets	1,406	58	70	191	141	1	53	1,920
Liabilities								
Customer accounts	1,693	5	14	44	10	-	-	1,766
Other liabilities	-	-	-	-	-	-	33	33
Shareholders' funds	-	-	-	-	-	-	121	121
Total liabilities	1,693	5	14	44	10	-	154	1,920
On balance sheet gap	(287)	53	56	147	131	1	(101)	-
Derivative instruments	212	(7)	(37)	(89)	(79)	-	-	-
Net interest rate sensitivity gap	(75)	46	19	58	52	1	(101)	-
Cumulative gap	(75)	(29)	(10)	48	100	101	-	-

Interest rate sensitivity table of Sainsbury's Bank at 1 April 2000	Not more than 3 mths £m	Over 3 mths but not over 6 mths £m	Over 6 mths but not over 1 year £m	Over 1 year but not over 3 years £m	Over 3 years but not over 5 years £m	Over 5 years £m	Non-interest bearing £m	Total £m
Assets								
Eligible bank bills	64	-	-	-	-	-	-	64
Loans and advances to banks	499	10	33	-	-	-	-	542
Loans and advances to customers	350	1	4	119	197	13	-	684
Debt securities	399	-	-	-	-	-	-	399
Other assets	-	-	-	-	-	-	34	34
Total assets	1,312	11	37	119	197	13	34	1,723
Liabilities								
Customer accounts	1,533	-	8	40	9	-	-	1,590
Other liabilities	-	-	-	-	-	-	21	21
Shareholders' funds	-	-	-	-	-	-	112	112
Total liabilities	1,533	-	8	40	9	-	133	1,723
On balance sheet gap	(221)	11	29	79	188	13	(99)	-
Derivative instruments	88	-	5	(76)	(17)	-	-	-
Net interest rate sensitivity gap	(133)	11	34	3	171	13	(99)	-
Cumulative gap	(133)	(122)	(88)	(85)	86	99	-	-

As set out above, the Bank has entered into interest rate swaps on a notional principal amount of £742 million. The underlying risks involved are significantly lower than the contract or notional principal amounts, as shown by the risk weighted amounts calculated using the Financial Services Authority's capital adequacy rules (total of £3 million) and their fair value represented by replacement cost (total of £1 million).

25 Analysis of net debt

	At 2 April 2000 £m	Cash flow £m	Disposal of subsidiary £m	Other non-cash movements £m	Exchange movements £m	At 31 March 2001 £m
Current asset investments	18	(6)	–	–	–	**12**
Cash at bank and in hand	533	(31)	(37)	–	10	**475**
	551	(37)	(37)	–	10	**487**
Due within one year						
Bank overdrafts	(162)	22	–	–	–	**(140)**
Borrowings	(689)	497	–	–	(38)	**(230)**
Finance leases	(3)	3	–	–	(4)	**(4)**
	(854)	522	–	–	(42)	**(374)**
Due after one year						
Borrowings	(828)	36	–	–	(4)	**(796)**
Finance leases	(133)	–	–	(28)	(15)	**(176)**
	(961)	36	–	(28)	(19)	**(972)**
Total net debt	(1,264)	521	(37)	(28)	(51)	**(859)**

26 Provisions for liabilities and charges

	Group				Company
	Deferred tax £m	Onerous leases £m	Closure and business transformation costs £m	Total £m	Closure and business transformation costs £m
At 2 April 2000	(3)	40	11	48	–
Profit & loss account					
Deferred tax – UK	1	–	–	1	–
Deferred tax – US	(6)	–	–	(6)	–
Utilised	–	(11)	(7)	(18)	–
New provisions	–	8	60	68	60
Disposal of subsidiary	4	(19)	–	(15)	–
At 31 March 2001	**(4)**	**18**	**64**	**78**	**60**

The provisions for onerous leases cover residual lease commitments of up to 80 years, after allowance for existing or anticipated sublet rental income. The provisions for closure costs (£55 million) relate to indemnities and warranties arising from the disposal of Homebase (see Note 4) and future claims arising from the disposal of EDGE (see Note 5). The provisions for business transformation costs (£9 million) relate to supply chain commitments (see Note 2). The provisions for closure and business transformation costs are expected to crystallise in the year ended 30 March 2002.

The provided and unprovided liabilities for deferred tax are as follows:

	2001		2000	
	Provided £m	Unprovided £m	Provided £m	Unprovided £m
Timing differences between depreciation and capital allowances	**2**	**159**	9	178
Other timing differences	**(6)**	**(22)**	(12)	(27)
	(4)	**137**	(3)	151

The potential liability for tax which might arise on disposal of the Group's properties has not been quantified. In the opinion of the Directors the likelihood of any such liability arising is remote. No provision has been made for tax which would arise if profits of overseas subsidiaries were distributed.

27 Called up share capital and share premium account

	Allotted fully paid shares million	Aggregate nominal value £m	Share premium £m	Consideration £m
Shares authorised				
Ordinary shares of 25 pence each - 2,200 million shares (2000: 2,000 million)		**550**		
Shares allotted				
At 2 April 2000	1,924.5	481	1,379	
Profit Sharing Scheme	0.5	-	2	2
SAYE Share Option Scheme	4.3	1	15	16
Executive Share Option Scheme	1.5	1	5	6
At 31 March 2001	**1,930.8**	**483**	**1,401**	**24**

Further details of these Schemes at 31 March 2001 are set out below:

(a) SAYE Share Option Scheme

The Company operates a SAYE Share Option Scheme for all UK employees with more than one year's service. This is an approved Inland Revenue Scheme and was established in 1980. The Scheme is renewable every 10 years and approval will again be sought at this year's Annual General Meeting. At 31 March 2001, UK employees held 66,500 five-year savings contracts in respect of options over 27.9 million shares and 48,000 three-year savings contracts in respect of options over 12.7 million shares.

Details of these options at 31 March 2001 are set out below:

		Options outstanding	
Date of grant	Price p	2001 million	2000 million
16 December 1994 (5 year period)	331	-	3.5
20 December 1995 (5 year period)	313	**2.7**	6.4
11 December 1996 (3 year period)	292	-	0.9
11 December 1996 (5 year period)	292	**4.7**	5.1
10 December 1997 (3 year period)	398	**1.9**	2.3
10 December 1997 (5 year period)	398	**4.8**	5.3
10 December 1998 (3 year period)	416	**2.7**	3.0
10 December 1998 (5 year period)	416	**5.0**	5.5
7 January 2000 (3 year period)	253	**3.9**	4.4
7 January 2000 (5 year period)	253	**5.3**	5.6
28 November 2000 (3 year period)	299	**4.2**	-
28 November 2000 (5 year period)	299	**5.4**	-
		40.6	42.0

The J Sainsbury plc Qualifying Employee Share Ownership Trust (the QUEST) was established under a deed of trust dated 11 December 1998. The purpose of the QUEST is to acquire shares for employees, including Directors, in satisfaction of their options under the Savings-Related Share Option Scheme.

Of the 4.3 million ordinary shares allotted in relation to the Savings-Related Share Option Scheme, 3.6 million ordinary shares were subscribed for by the QUEST at a market value of £13.5 million. These shares were allocated to employees, including Directors, in satisfaction of options exercised under the Scheme. The Company provided £2 million to the QUEST for this purpose. The cost of this contribution has been transferred by the Company directly to the Profit and Loss Account reserve (see Note 29).

27 Called up share capital and share premium account continued

(b) Executive Share Option Scheme

Date of grant	Price p	Options outstanding 2001 million	2000 million
28 February 1991 (adjusted for the rights issue July 1991)	322	-	0.8
28 August 1992	447	**3.4**	3.5
12 March 1994	359	**2.8**	3.1
8 September 1995	475	**5.2**	5.4
1 December 1995	386	**0.1**	0.1
20 May 1997	367	**7.1**	7.9
11 November 1997	489	**0.4**	0.4
10 November 1998	545	**7.8**	8.0
2 August 1999	378	**10.5**	10.9
24 November 1999	320	**0.1**	0.1
17 January 2000	320	**0.2**	0.2
1 March 2000	261	**3.0**	3.0
2 June 2000	272	**16.4**	-
		57.0	43.4

These options were held by 2,144 executives (2000: 1,873).

(c) Colleague Share Option Plan

In July 1999 the Company established a Colleague Share Option Plan to operate under the rules of the Inland Revenue Approved Discretionary Share Option Scheme and granted options at a price of 378 pence. In August 2000 a further option was granted to employees who did not qualify for the first grant with an option price of 272 pence per share. A total of 123,800 (2000: 111,000) UK employees participated in the Plan and held options over 39.8 million shares (2000: 36.0 million). The options will normally be exercisable during certain two week periods between three and ten years from the date of the grant of option. It is intended that there will be no further options granted under this Plan.

28 Revaluation reserve

	Group £m	Company £m
At 2 April 2000 and **31 March 2001**	**39**	**-**

29 Profit and loss account

	Group £m	Company £m
At 2 April 2000	2,843	2,575
Loss retained for the period	(12)	(100)
Currency translation differences	10	62
Goodwill on disposals written back	149	-
Amounts deducted in respect of shares issued to the QUEST	(2)	(2)
At 31 March 2001	**2,988**	**2,535**

The cumulative goodwill deducted from the reserves of the Group at 31 March 2001 amounted to £140 million (2000: £289 million). This goodwill will be charged to the profit and loss account on disposal of the businesses to which it relates.

The profit for the year of the Company was £174 million (2000: £262 million).

30 Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m
Operating profit	**533**	528
Depreciation	**409**	410
Amortisation of intangible assets	**17**	12
Loss/(profit) on sale of equipment, fixtures and vehicles	**2**	(4)
Increase in stocks	**(36)**	(86)
Increase in debtors	**(147)**	(47)
Increase in creditors and provisions	**151**	39
(Increase)/decrease in Sainsbury's Bank current assets	**(196)**	48
Increase/(decrease) in Sainsbury's Bank creditors	**189**	(62)
	922	838

31 Sale of Homebase business

As described in Note 4, the sale of the Homebase business completed on 3 March 2001 for a total consideration of £975 million, net of costs, including freehold properties retained. Of the total consideration, £636 million was received in cash prior to the year-end.

	£m
Net assets disposed of:	
Fixed assets	**339**
Goodwill	**8**
Stock	**247**
Debtors	**60**
Cash	**37**
Creditors and provisions	**(145)**
	546
Goodwill written back	**149**
Profit on disposal	**21**
	716
Satisfied by:	
Cash	**636**
Loan notes	**75**
Debtors (net of transaction costs)	**5**
	716

On 31 March 2001 retained freehold properties with a net book value of £113 million were sold for a consideration of £156 million. The consideration was a debtor at the year-end.

The business sold during the year contributed £66 million to the Group's net operating cash flows, paid £3 million in respect of net returns on investments and servicing of finance, paid £3 million in respect of taxation, utilised £89 million for capital expenditure, invested £19 million in an associate and received £12 million from sales of fixed assets.

32 Contingent liabilities and financial commitments

Group commitments to make operating lease payments during the next financial year are as follows:

	Land and buildings		Other leases	
	2001 £m	2000 £m	2001 £m	2000 £m
Leases which expire within one year	**1**	3	**-**	1
Leases which expire between 1 and 5 years	**6**	6	**7**	10
Leases which expire after 5 years	**305**	310	**-**	-

There are a number of contingent liabilities relating to disposals and other contractual liabilities under which it is not considered any liability will arise.

The Company has guaranteed borrowings of a subsidiary amounting to £27 million (2000: £nil) and Group annual commitments under lease obligations on land and buildings of £43 million (2000: £25 million), increasing by one per cent per annum to 2023.

33 Future capital expenditure

	Group		Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Contracted but not provided for	**240**	260	**–**	–

34 Pension costs

The pension costs for the UK mainly relate to two funded defined benefit pension schemes, the J Sainsbury Pension and Death Benefit Scheme (JSPDBS) and the J Sainsbury Executive Pension Scheme (JSEPS). The assets of these schemes are held separately from the Group's assets by trustee companies.

In June 1998, the Group introduced a defined contribution Group Personal Pension Plan to meet the requirements of a modern work force and in order to manage pension costs for the Group in the future. New employees are eligible to join only the Group Personal Pension Plan but may join the JSPDBS after five years' service. New Directors and senior employees will continue to join the JSEPS.

The pension cost for the year ended 31 March 2001 is based on the results of a triennial valuation carried out by Watson Wyatt, the schemes' independent actuaries, as at 1 April 2000, on the projected unit basis.

The principal actuarial assumptions used in the actuarial valuations are:

	%
Long term rate of return on investments – before retirement	**7.0**
- after retirement	**5.5**
Annual increase in dividends	**5.5**
Average annual increase in total pensionable salary (excluding promotional increments)	**4.5**
Average annual increase in present and future payments	**3.0**
Average rate of inflation	**3.0**

As at 1 April 2000, the market value of the UK schemes was £2,943 million (1997: £1,999 million). The actuarial value was sufficient to cover 101 per cent (1997: 109 per cent) of the liabilities of the JSPDBS, a surplus of £248 million (1997: £111 million) and 110 per cent (1997: 115 per cent) of the JSEPS, a surplus of £98 million (1997: £44 million).

Total pension contribution costs for the Group were £66 million for the year ended 31 March 2001 (2000: £64 million) of which the pension contribution costs of the UK schemes amounted to £55 million (2000: £53 million). There is a variation from the regular cost because of scheme surpluses. These surpluses are being amortised over a period using a method which reduces the amount of variation from the regular cost until 2005 for the JSPDBS and 2006 for the JSEPS. Total costs for 2001 are after taking account of an amortisation of scheme surpluses of £19 million (2000: £22 million). The Group's UK pension cost is not expected to change until the results of the next triennial valuation in April 2003.

The Group also operates a final salary pension scheme in the US. The pension cost relating to the US benefit scheme has been determined with the advice of independent actuaries. The charge to the profit and loss account of £11 million (2000: £11 million) has been calculated in accordance with US accounting principles but would not have been materially different had UK accounting principles been applied.

35 Related party transactions

The following transactions fall to be disclosed under the terms of FRS8.

Sainsbury's Bank is a subsidiary of the Company and has as joint shareholders the Company and Bank of Scotland, which hold 55 per cent and 45 per cent respectively of the issued share capital. In the year ended 31 March 2001, Bank of Scotland provided both management and banking services to Sainsbury's Bank. In the same period the Group provided management services and reward points (relating to customer loyalty cards) to Sainsbury's Bank.

The amounts in respect of management, banking services and reward points payable during the year were:

	2001 £m	2000 £m
Payable to Bank of Scotland	**21**	19
Payable to the Group	**10**	10

In addition Sainsbury's Bank made loans and advances to, and entered into interest rate swaps with, Bank of Scotland Treasury Services plc and operated a current account at Bank of Scotland during the year, all under normal commercial terms. Included in loans and advances to banks at 31 March 2001 of £605 million (2000: £542 million) are loans and advances to Bank of Scotland Group of £429 million (2000: £376 million).

Five year financial record

	1997[1]	1998[2]	1999[3]	2000	**2001**
Financial results (£ million)					
Group turnover[4]	14,312	15,496	16,378	17,414	**18,441**
Increase on previous year	6.0%	8.3%	5.7%	6.3%	**5.9%**
Operating profit					
Sainsbury's Supermarkets	692	751	711	538	**510**
Sainsbury's Bank	(6)	(15)	(5)	3	**13**
Shaw's Supermarkets	41	37	52	79	**115**
Other operating activities	2	10	12	16	**25**
Homebase	16	51	69	63	**57**
Sainsbury's Egypt	-	-	-	(11)	**(35)**
	745	834	839	688	**685**
Profit sharing	(37)	(44)	(45)	(10)	**(8)**
Interest payable	(76)	(78)	(50)	(72)	**(76)**
Joint ventures	19	16	11	1	**1**
E-commerce	-	-	-	(27)	**(53)**
Group underlying profit before tax[5]	651	728	755	580	**549**
(Decrease)/increase on previous year	(14.8)%	11.8%	3.7%	(23.2)%	**(5.3)%**
Earnings per share					
Basic	22.0p	25.1p	29.2p	18.3p	**13.8p**
(Decrease)/increase on previous year	(17.9)%	14.1%	16.3%	(37.3)%	**(24.6)%**
Underlying[5]	23.1p	26.6p	26.8p	20.5p	**19.2p**
(Decrease)/increase on previous year	(16.9)%	15.2%	0.8%	(23.5)%	**(6.3)%**
Dividend per share	12.3p	13.9p	14.32p[6]	14.32p	**14.32p**
Retail statistics for UK and US food retailing					
Number of outlets at financial year-end					
Sainsbury's Supermarkets - over 40,000 sq ft sales area	33	39	42	61	**86**
- 25,000 - 40,000 sq ft sales area	223	229	233	225	**209**
- 15,000 - 25,000 sq ft sales area	87	93	98	99	**93**
- under 15,000 sq ft sales area	47	43	45	47	**65**
Sainsbury's Supermarkets	390	404	418	432	**453**
Shaw's Supermarkets	115	121	127	168	**185**
Total number of stores - continuing operations	505	525	545	600	**638**
Sales area (000 sq ft)					
Sainsbury's Supermarkets	11,421	11,979	12,571	13,055	**13,746**
Shaw's Supermarkets	3,822	4,119	4,410	5,617	**6,124**
Group total - continuing operations	15,243	16,098	16,981	18,672	**19,870**
Net increase on previous year:					
Sainsbury's Supermarkets	6.3%	4.9%	4.9%	3.9%	**5.3%**
Shaw's Supermarkets	21.8%	7.8%	7.1%	27.4%	**9.0%**
New Sainsbury's Supermarkets openings	18	19	20	20	**27**
Sainsbury's Supermarkets' sales intensity (including VAT)[7]					
Per square foot (£ per week)	18.09	18.26	18.04	16.98	**16.79**
Share of national trade in predominantly food stores and pharmaceutical, medical, cosmetic and toilet goods outlets[8]	12.3%	12.5%	12.3%	11.9%	**11.9%**

1 Restated under FRS 12.
2 Restated under FRS 12 and FRS 14.
3 Turnover, profits and diluted earnings per share are for the 52 week period to 3 April 1999.
4 Includes VAT at Sainsbury's Supermarkets and Homebase and sales tax at Shaw's Supermarkets.
5 Underlying profit before tax and diluted earnings per share are stated before exceptional costs of £44 million in 1997, £40 million in 1998, £60 million in 2000 and £99 million in 2001 and exceptional profits of £63 million in 1999 and before amortisation of goodwill of £11 million in 2000 and £16 million in 2001.
6 Excludes a one penny per share payment to cover the extra four weeks in 1999.
7 Including Savacentre, excluding petrol.
8 Based on Office for National Statistics data and Sainsbury's Supermarkets sales, excluding petrol.



Information about the Group may
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www.j-sainsbury.co.uk

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J Sainsbury plc
Stamford House Stamford Street London SE1 9LL
www.j-sainsbury.co.uk